
05056407

ARMOR HOLDINGS, INC. 2004 ANNUAL REPORT


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ıg Gloves
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Elbow Pad
Knee Pad
Elbow Pad
Knee Pad
Shin Guards
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103. Simula Aircraft Armor – Steel
104. Simula Aircraft Armor – Ceramic/Composite
105. PROTECH™ Level IV Hard Plate
106. PROTECH™ Level III Hard Plate
107. 911EP® 28" Warning Light Red/Blue
108. Bianchi® Texan Model Holster
109. SAFARILAND® Duty Rig
110. QUIKSTEP™ Foldable Ladder 6'
111. QUIKSTEP™ Foldable Ladder 8'
112. Bianchi® SPEAR Ruck Sack
113. Gregory™ Business Class
114. Specialty Defense™ Liberty™ Duffle
115. Specialty Defense™ Sandler™ Hydration System
116. PORTAL™ Folding Ladder with Backpack
117. SAFARILAND® Matrix Concealable Body Armor
118. SAFARILAND® Impulse Concealable Body Armor
119. Hatch® B.O.S.S. 6000
120. Specialty Defense™ Warrior™ Helmet
121. Hatch® NOMEX NH6500
122. PROTECH™ Cover 6®
123. SAFARILAND® Zero G® Concealable Armor
124. QUIKSTEP™ Foldable 14' Aluminum Ladder
125. Specialty Defense™ MOLLE Assault Pack
126. Hatch® SWAT Bag
127. American Body Armor™ Military Armor
128. American Body Armor™ Quilted Outer Carrier
129. PROTECH™ Rapid Response
130. Simula Environmentally-sealed Parachute
131. PROTECH™ TRIMAX™
132. Specialty Defense™ MOLLE Ruck Sack
133. Specialty Defense™ Tac Bag Assault Pack
134. Hatch® Tactical
135. Specialty Defense™ Cruize Duffle
136. Specialty Defense™ Pursuit Assault Pack
137. American Body Armor™ Xtreme® Concealable Body Armor
138. Simula Low Profile Survival Vest Ensemble
139. Specialty Defense™ Super Fighting Load Carrier
140. American Body Armor™ Brown Tactical Carrier
141. American Body Armor™ Tactical Outer Carrier
142. PROTECH™ Peace Keeper II
143. PROTECH™ Body Bunker
144. Simula CH-47 Chinook Crew Chief Seat
145. Military Police Ensemble with Specialty Defense™ Warrior Helmet, PROTECH™ Tactical Vest w/MOLLE, SAFARILAND® Polymer Nylon Belt w/Tactical Holster, Monadnock® PR-24 Expandable Baton, Compact Double Cuff and Cutter, Defense Technology/ Federal Laboratories® 40 mm Launcher, and Assorted Less-Lethal Products
146. Simula UH-60M Black Hawk Reclining Energy-Absorbing Cockpit Seat and Cockpit Air Bag System (CABS)
147. Hatch® EXO-Tech Riot Suit®
148. Simula Wall-Style Aircraft Troop Seat
149. U.S. Army Air Warrior Ensemble
150. Simula AH-64 Apache Armored Crew Seat
151. Land Warrior Ensemble with Specialty Defense™ Outer Tactical Vest, Specialty Defense™ Accessory Pockets, Specialty Defense™ Fighting Load Carrier and Specialty Defense™ Warrior Helmet
152. Simula BA609 Energy-Absorbing Crew Seat
153. PROTECH™ Intruder Shield
154. PROTECH™ Peace Keeper I
155. Audi A8 Armored by Armor Mobile Security Germany
156. Chevrolet Suburban Armored by O'Gara
157. HEMTT Cab (Heavy Expanded Mobility Tactical Truck Cab) with Gunner Protection Kit by Simula
158. Up-Armored M1114 HMMWV with Gunner Protection Kit by O'Gara
159. 911EP® GALAXY™ LED Lightbar (pictured on patrol car)



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spray
atories® 40mm eXact Impact®
ratories® 37mm Wood Baton
atories® 37mm 32cal Stinger
ratories® 40mm Rubber Baton
oratories® 40mm Foam Baton
is
ng Brush
ing Kit
r Print Ink
rescent Fingerprint Powder

27. Lightning Powder® Black Conventional Fingerprint Powder
28. Lightning Powder® Greenwop® Florescent Fingerprint Powder
29. Lightning Powder® Zephr® Fingerprint Brush
30. Lightning Powder® 4" Fingerprint Roller
31. Lightning Powder® Feather Duster
32. Monadnock® AutoLock® Junior Baton
33. Monadnock® AutoLock® Baton 18" w/Power Safety Tip
34. Monadnock® AutoLock® Baton 22" w/Power Safety Tip
35. Monadnock® AutoLock® Baton 26" w/Power Safety Tip
36. Monadnock® Friction Lock Baton 21" w/Power Safety Tip
37. Monadnock® Friction Lock Baton 21"
38. Evi-Paq® ID Tent Kit
39. ODV® FBI-2 Latent Fingerprint Field Kit
40. Identicator® Digit 10 Inkless Fingerprint Pad
41. Identicator® Prescan Fingerprint Enhancer
42. Identicator® Perfect Print® Finger Print Pad
43. Identicator® I.D. Print Integrated Inkless Pad
44. Evi-Paq® Laser Trajectory Kit
45. NIK® Club Drug Testing Kit
46. Speedfeed Stock – Green
47. Speedfeed Stock – Orange
48. Speedfeed Stock – Black
49. Speedfeed Stock – Woodland
50. B-Square® Tactical Bipod
51. B-Square® Shotgun Scope Mount
52. B-Square® Shotgun Scope/Mount Combo

53. B-Square® Scope Mount for Sport Rifle/Pistol
54. Lynx by B-Square® Big Game Steel Scope Mounts
55. B-Square® Professional Gunsmith Screwdriver Set
56. B-Square® Scope Mount for Sport Rifle or Pistol
57. Hatch® Accucase™ Sunglass Case
58. Bianchi® Holster Model 82
59. Bianchi® Thumb Snap Holster 7001
60. SAFARILAND® Model 560
61. Bianchi® SnapLok Holster
62. SAFARILAND® Model 747
63. SAFARILAND® Model 518
64. SAFARILAND® DutyLok Duty Holster
65. 911EP® 360* Star
66. Simula Cleargard® Transparent Armor
67. Hatch® Reactor™ Rappel Gloves
68. Hatch® Friskmaster™ w/Spectra®
69. Hatch® Puncture Protective Gloves
70. Hatch® Operator® Shorty Tactical Gloves
71. Hatch® Ascender™ Rope Rescue Gloves
72. Hatch® Operator® SWAT Gloves
73. Hatch® Street Guard™ with Kevlar®
74. Hatch® Street Guard™ with X11™ Liner
75. Hatch® Day/Nite™ Reflective Gloves
76. Hatch® Half-Finger Reactor™ Rappel Gloves
77. Hatch® Friskmaster™
78. Hatch® Special Warfare Gloves

79. Hatch® Mustang Tac
80. Hatch® Goatskin Oper
81. Hatch® Apex Extricati
82. Hatch® Flight Gloves
83. Hatch® Resister™ with
84. Specialty Defense™ Hi Pocket Double
85. Specialty Defense™ 10 Ammo/General Purpo
86. Specialty Defense™ 20 Purpose Pocket
87. 911EP® GALAXY™ ELIT
88. SAFARILAND® SWAT
89. Bianchi® Duty Rig
90. Hatch® Centurion™ For
91. Hatch® Centurion™ Elb
92. Hatch® Centurion™ Kne
93. Hatch® Centurion™ Ne
94. Hatch® Centurion™ Neo
95. Hatch® Centurion™ Neo
96. Hatch® Centurion™ Neo
97. Hatch® Centurion™ Hard
98. Simula SAPI Body Arm
99. Simula SAPI-AP Body A
100. Simula Aircraft Armor Laminate
101. Simula Airsave Ballisti
102. PROTECH™ Model 702


POLICE
POLICE
1 2 3



LEGEND

product map and synopsis



ABOUT ARMOR HOLDINGS, INC.

Incorporated in 1996 and headquartered in Jacksonville, Florida, Armor Holdings, Inc. (the "Company") is a leading manufacturer and provider of personnel protective equipment and security products for military and law-enforcement personnel. Products include armored military and commercial vehicles, armor kits for retrofit of military vehicles, aircraft armor, aircraft safety products, survivability equipment used by military aviators and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law-enforcement, security and corrections personnel as well as by governmental agencies, multinational corporations and individuals. The Company's operations are made up of three business segments:

AEROSPACE & DEFENSE GROUP

The Aerospace & Defense Group of Armor Holdings supplies human-safety and survival systems to U.S. and international armed forces and to major aerospace and defense prime contractors. Most products are designed to meet the exacting needs and specifications of the U.S. military. The Aerospace & Defense Group's core markets are ground safety, military personnel safety, and aerospace safety.

O'GARA-HESS & EISENHARDT: Military Vehicle Ballistic and Blast Protection Kits • Up-Armored systems such as those created for HMMWVs • Military Vehicle Armored Replacement Cabs • Ballistic Glass

SIMULA: Military Vehicle Add-on Armor Kits • Body Armor Plates • Personnel Survival Ensembles, Vests, Flotation Collars and Parachutes • Aircraft Cockpit Air Bag Systems • Aircraft Seating Systems • Aircraft Armor

SPECIALTY DEFENSE™: Helmets • Load Carrying Equipment • Backpacks • Body Armor • Hydration & Water Purifying Systems • Sustainment & Travel Gear • Headlamps and Lighting

PRODUCTS DIVISION

The Armor Holdings Products Division manufactures and sells a broad range of high-quality security products, equipment and related consumable items marketed under brand names that are well established in the military, law-enforcement and private-security communities.

911EP®: LED Emergency Lights • LED Warning Lights • Light Bars • Perimeter Lighting • Switch Panels

AMERICAN BODY ARMOR™: Concealable Body Armor

ARMOR ACCESSORIES: Firearms Accessories • Weapon Maintenance Products

ARMOR FORENSICS: Drug Testing Accessories • Evidence Supplies • Narcotic Field Tests • Narcotic Identification Kits • Restraints • Specimen Collection

ARMOR SAFETY PRODUCTS: QUIKSTEP® Ladders • Foldable Products • RadarVision • PORTAL™ Ladders

BIANCHI®: Duty Gear • Holsters • Law Enforcement Accessories • Sports Shooting Accessories and Cases

DEFENSE TECHNOLOGY / FEDERAL LABORATORIES®: Pepper Sprays • Crowd Control Aerosol Products • Less-Lethal Single-Target Rounds • High-Volume Aerosol Projectors • Chemical Devices • Specialty-Impact Munitions

HATCH®: Gloves and Other Protective Gear • Tactical Gloves • Disturbance Control Gear • Tactical Eyewear

MONADNOCK®: Batons • Baton Accessories • Restraints

PROTECH™ ARMORED PRODUCTS: Ballistic Helmets • Ballistic Shields • EOD Equipment • Plates • Riot Shields • Tactical Accessories • Tactical Armor Armored Vehicles

SAFARILAND®: Concealable Vests • Duty Gear • Holsters • Tactical Vests • Automotive Accessories

MOBILE SECURITY DIVISION

The Armor Holdings Mobile Security Division manufactures and installs ballistic and blast-protection armoring systems for a variety of commercial vehicles to protect against varying degrees of ballistic and blast threats. Customers in this business include domestic and foreign governments, international heads-of-state, multinational corporations, high net-worth individuals and Cash-In-Transit companies.

O'GARA-HESS & EISENHARDT: Armored Passenger Vehicles

ARMOR MOBILE SECURITY – FRANCE: Armored Passenger Vehicles • Cash-In-Transit Vans, Trucks and Specialty Cars

ARMOR MOBILE SECURITY – GERMANY: Armored and Non-Armored Executive-Level Personal Security Vehicles and Stretch Limousines


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1. Bianchi® Universal Military Hols
2. SAFARILAND® SpeedBreak Hol
3. SAFARILAND® Model 528 Hols
4. SAFARILAND® Model 528 Hols
5. SAFARILAND® PaddleLok Holst
6. First Defense® MK-46 Horizont
7. First Defense® MK-46
8. First Defense® X2 Aerosol Pepp
9. Defense Technology/ Federal Lab
10. Defense Technology/ Federal La
11. Defense Technology/ Federal La
12. Defense Technology/ Federal La
13. Defense Technology/ Federal L
14. Monadnock® Double Cuffs™
15. Monadnock® Safety Cutter™
16. Monadnock® Single Flexible C
17. NIK® Flex-cuf®
18. Break-Free® CLP™
19. Break-Free® Powder Blast™
20. Break-Free® 160mm Bore Clea
21. Kleen-Bore Police Handgun Cl
22. Kleen-Bore Cleaning Kit
23. Kleen-Bore Poc-Kit™
24. Kleen-Bore Tactical Cleaning K
25. Identicator® Perfect Print™ Fin
26. Lightning Powder® Redwop® F

TABLE OF CONTENTS



LETTER to our stockholders



 Dear Stockholders,

Fiscal 2004 was a dynamic year for Armor Holdings, as we successfully pursued a variety of growth opportunities to deliver another year of record financial performance. We also successfully raised and deployed significant amounts of capital to further strengthen our business through acquisition. It's significant that we accomplished all this while developing an organizational structure and a corporate culture that is now creating very impressive synergies between our operating divisions. It's clear that Armor Holdings has become a company whose whole is far greater than the sum of its parts.

Our financial performance speaks for itself. We achieved record levels of sales, operating income, and earnings per share. Our consolidated revenue for the year increased by 168% to $980 million compared to just $365 million in 2003. Consolidated operating income reached $146 million in fiscal 2004 versus $36 million in the prior year. Finally, our fiscal 2004 earnings from continuing operations per diluted share increased 314% to $2.44 per share, compared to only $0.59 in fiscal 2003. Over the course of the year, we met or exceeded all of our quarterly revenue and earnings targets, even while incrementally increasing our short-term expectations from quarter to quarter.

We were rewarded by the markets for this performance and saw our market capitalization increase 115% to over $1.6 billion at year-end, from a starting point of $744 million at the end of 2003. During the year, our stockholders also saw a 78.7% increase in our common stock price. The capital markets also continued to provide us excellent access to new funds. In June, we completed a follow-on offering of four million shares of common stock at a price of $37.50 per share, just 10% below the Company's then-record stock price. In late October and early November, we completed the sale of $345 million, 2% Senior Subordinated Convertible Notes due November 1, 2024, with a seven-year put option for the holders, and convertible into common stock at $54.01 per share. These two capital-markets transactions are enabling us to continue to build a highly successful strategy of growth through acquisition.

At the heart of these financial and operational achievements is a corporate culture that continues to grow stronger, more dynamic, more cooperative, and more capable. All of our management, employees, and long-term stockholders have shared the sacrifice and the glory that come with achieving a better future for the Company. Armor Holdings is being built by the efforts of every one of our employees and by a talented group of managers.

We have made great strides, both by integrating the operations of a strong collection of formerly independent companies, and by creating a unified vision for Armor Holdings. Some key senior-level additions to our management team have helped make this happen, including the promotion of Glenn Heiar to Chief Financial Officer, Scott O'Brien to President of the Products Division, Rocco Larizza to Chief Information Officer, and Tony Russell to the newly created position of Chief Technology Officer.

During 2004, we also continued to build a leading research-and-development organization. One benefit of this is the contribution it has made to the positioning of our Aerospace & Defense business. And because of the broad applications for many of our technologies, our R&D efforts have also proven to be a unifying factor for all our operating groups.

We now have approximately 100 engineers. They have expertise in all manner of blast and ballistics technology as well as strong skill sets in areas such as materials science, structural design, and high-loading and high-strain-rate mechanics, to name a few. With this team, we are making many breakthroughs that can be applied throughout our Company. A clear example is the technology we developed to provide energy absorption for crashes in our armored helicopter seats, manufactured by Simula. This same technology is now being incorporated into seating systems for up-armored HMMWVs so occupants can better withstand the effects of mine and IED blasts. Similarly, we combined the efforts of engineers from Simula, PROTECH™, and Specialty Defense™ to develop an advanced new composite helmet using high-strength, lightweight fabrics similar to those used in body armor and other armor components. This is an excellent example of our flexibility in sharing internal expertise among our various businesses. As one of the world's largest users of armor materials, we also have the ability to employ unique technologies developed by our suppliers. Throughout our Company, there are many examples of this type of cooperation with suppliers and follow-up cross-pollination of technology and ideas.

In fiscal 2005, we will capitalize and expand on these achievements. We expect to spend approximately $16 million on research and development, to the benefit of each of our divisions. As we push forward, this engineering effort will be a major factor in strengthening our competitive edge. It will also reinforce our identity, not just as an armoring company, but more accurately, as a company that develops and integrates diversified technologies to create survivability and life-safety systems for a wide range of applications.



In January of 2005, Chief of Staff Peter Schoomaker, the U.S. Army's highest ranking General, toured Armor Holdings' O'Gara-Hess & Eisenhardt plant in Fairfield, Ohio to survey first-hand production of Up-Armored HMMWVs in use in Operation Iraqi Freedom. The General also met with plant officials to discuss production capacity and met with employees to thank them for stepping up production to meet the growing demand for armored vehicles.

By developing and focusing our organization, the potential to identify, execute, and integrate acquisitions will continue to become more compelling. As you know, we have completed "tuck-in" acquisitions of companies whose businesses are closely aligned with and complement our existing businesses. At the same time, we have also made "transformational" acquisitions that create entirely new fields of opportunity for the Company. In 2004, we integrated both types of acquisitions.

With respect to transforming our business, we completed the process of integrating Simula, which we acquired late in 2003. Simula's engineers developed the original SAPI plate and have a strong capability to produce vehicle armor kits. They also have developed much proprietary technology and many product lines for aerospace survivability products. By combining Simula's "kitting" capabilities with the vehicle ballistics and blast technologies of O'Gara Hess & Eisenhardt, we found that we could offer unmatched expertise as well as the ability to meet the urgent need for add-on armor in the Iraq and Afghanistan conflicts. We continue to be a leader in this business.

On a "tuck-in" basis during 2004, we were able to acquire and integrate two companies that are leaders in their fields. The Specialty Group, (renamed Specialty Defense upon acquisition) a $92-million acquisition, is a provider of personnel-safety and duty-gear products for the Army. In a $60-million transaction, we also acquired Bianchi International, a leading branded supplier of holsters and backpacks to the law-enforcement and sporting-goods markets. These companies have both folded smoothly into our organization and are expected to create significant shareholder value very quickly.

As a result of the capital markets transactions we completed during 2004, we are in an excellent position to continue to build our Company through acquisition. We ended the year with approximately $421 million in cash and cash equivalents. As always, we will be disciplined, prudent, and thoughtful regarding our deployment of this capital. Our goals, again, will be to maximize our returns while creating the best long-term opportunities for growth.

In summary, we expect to remain in a position to drive excellent returns for our stockholders. Among the chief reasons for this is the increasing importance of force protection and survivability systems in the posturing and strategy of the military. A significant new cycle of military-vehicle procurement is also likely. Finally, Company management has been extremely diligent in building Armor Holdings to take full advantage of these and other situations. We hope all of you share the sense of achievement and pride that comes from our mission: to make the best products possible to protect the lives of those who risk all to keep us safe and free. Thank you for your support.

Warren B. Kanders
Chairman and Chief Executive Officer

Robert R. Schiller
President and Chief Operating Officer

FINANCIAL HIGHLIGHTS



INCOME STATEMENT DATA*	2000	2001	2002	2003	2004
Total Revenues[1]	$139,904	$197,100	$ 305,117	$ 365,172	$ 979,683
Operating Income	$ 19,869	$ 26,673	$ 38,365	$ 35,729	$ 145,715
Income From Continuing Operations	$ 10,847	$ 14,684	$ 21,337	$ 17,006	$ 80,577
Net Income (Loss)[2]	$ 17,048	$ 10,128	$(17,689)	$ 10,886	$ 80,539
Basic Income From Continuing Operations Per Common Share	$ 0.48	$ 0.61	$ 0.70	$ 0.61	$ 2.56
Diluted Income From Continuing Operations Per Common Share	$ 0.46	$ 0.59	$ 0.69	$ 0.59	$ 2.44
Basic Income (Loss) Per Common Share	$ 0.75	$ 0.42	$ (0.58)	$ 0.39	$ 2.56
Diluted Income (Loss) Per Common Share	$ 0.73	$ 0.41	$ (0.57)	$ 0.38	$ 2.44

BALANCE SHEET DATA*	2000	2001	2002	2003	2004
Cash & Cash Equivalents	$ 7,257	$ 53,719	$ 16,551	$ 111,926	$ 421,209
Total Assets	$ 225,957	$ 388,057	$ 367,753	$ 585,626	$1,292,351
Working Capital	$ 67,937	$ 142,723	$ 100,591	$ 168,644	$ 289,578
Long-Term Obligations	$ 38,288	$ 4,640	$ 5,240	$ 168,508	$ 196,929
Stockholders' Equity	$ 166,771	$ 326,019	$ 288,077	$ 295,365	$ 565,196
Market Capitalization	$ 395,626	$ 832,830	$ 405,623	$ 743,968	$1,602,159
Book Value Per Share**	$ 7.14	$ 13.16	$ 9.31	$ 10.20	$ 17.11
Diluted Weighted Average Number of Shares Outstanding	23,356	24,768	30,957	28,954	33,025

Note 1 —Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income (loss) includes income and losses from discontinued operations.

Note 2 —2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $21.5 million and $30.3 million, respectively. 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

* In thousands, except per share data.

** Based upon diluted weighted average number of shares outstanding.



$ 139,904
$ 365,172
$ 979,683
00
01
02
03
04
REVENUES FROM CONTINUING OPERATIONS
[000's]



$ 10,847
$ 14,684
$ 21,337
$ 17,006
$ 80,577
00
01
02
03
04
INCOME FROM CONTINUING OPERATIONS
[000's]



$ 225,957
388,057
$ 367,753
$ 585,626
$ 1,292,351
00
01
02
03
04
TOTAL ASSETS
[000's]

AEROSPACE & DEFENSE group



The success of our Aerospace & Defense Group in 2004 was clearly remarkable, as business increased dramatically in both body armor and armor for a wide variety of military vehicles. Our segment revenues for 2004 grew by 560%, to $605 million, and operating income increased by 460%, to $128 million.

Armor Holdings gained widespread recognition in 2004 as a highly significant contributor to meeting the needs of the U.S. Armed Forces for vehicle armor and personnel protection. We are the unquestioned leader in light-tactical vehicle armoring for the U.S. military, producing 3,945 Up-Armored HMMWVs during the year, compared to just 873 vehicles in 2003. The Up-Armored HMMWV proved itself to be one of the most important pieces of equipment available to our soldiers, as counter-insurgency operations in Iraq and Afghanistan continued.

04.1 FILE

04.21.04//08:32.HRS



LIVES SAVED.

An Up-Armored HMMWV issued to the U.S. Army's First Division 4-27th Field Artillery Unit stationed near Baghdad, Iraq, was hit by an improvised explosive device (roadside bomb) and attacked simultaneously by eight 152mm artillery shells. The blast lifted the roof of the Up-Armored HMMWV. When some of the artillery rounds impacted the trunk of the vehicle, shrapnel and smoke filled the cabin. One of the passengers within the vehicle, seated in the back passenger side seat, reported that one of the artillery shells hit his door's window directly at his head level.

He was not killed.

And of the five passengers within the vehicle, two were seriously injured. The other three were able to escape the vehicle and join a foot patrol that eventually captured the bomber.

We are happy to report that the injured soldiers recovered. The Up-Armored HMMWV surely contributed to this event having a happier ending for all those involved and for their families.

The Aerospace & Defense Group increased production rates for Up-Armored light-tactical vehicles to unprecedented levels as demand grew over the year. We consistently reached important production targets ahead of schedule by introducing lean manufacturing techniques. Our management team drove for even higher output levels than requested by the U.S. Army, which resulted in greater capacity by the end of 2004. Accomplishments in manufacturing expertise in 2004 enabled the Company to achieve a production rate of 550 vehicles per month in early 2005. That figure is approximately eight times the rate at which we were operating in December 2002.

While Armor Holdings proved fully capable of meeting the growing demand of the U.S. Army, Marine Corps, Air Force, and even the Navy, the need for armored



Photo Courtesy of U.S. Army

AEROSPACE & DEFENSE GROUP





vehicles in 2004 extended beyond the Up-Armored HMMWV. A determined and aggressive insurgency in Southwest Asia generated increasing threats to larger support-type vehicles in the medium- and heavy-truck fleet of the U.S. military. We entered 2004 with experience in development and production of armored cabs and supplemental, or "add-on-armor," for medium and heavy trucks. Examples include the High Mobility Artillery Rocket System (HIMARS), Family of Medium Tactical Vehicles (FMTV), and the Heavy Expanded Mobility Tactical Truck (HEMTT). This positioned Armor Holdings to become the leading provider of add-on armor for the entire tactical truck fleet operating in Iraq and Afghanistan.

In support of U.S. military truck manufacturers and the U.S. Army Depots during surge efforts, the Aerospace & Defense Group also provided armor components such as ballistic glass and armor materials to mitigate blast. These critical supplies also ensured increased levels of protection to our men and women in uniform. Combining armor component supplies, add-on-armor kits, and Up-Armored HMMWV production, Armor Holdings contributed force-protection solutions in some form for over 20,000 vehicles for the U.S. Armed Forces in 2004.

It is also important to recognize that our Aerospace & Defense Group is much more than vehicle armoring. Acquiring Simula in late 2003 added significant aircraft-safety and survivability-systems business to our portfolio. It also contributed to our leadership position in the supply of ceramic body armor to the military. Our crashworthy, armored helicopter seating business continues to grow with the increase in the number of aircraft required by the U.S. military due to continued operations in Southwest Asia. Our innovative ceramic body armor business grew at a time when individual body armor reached the forefront of national interest because of concerns over adequate protection of our military personnel overseas. We increased production capability while continuing to



"WE CONTINUE TO PERFORM EXCEPTIONALLY WELL ACROSS THE ENTIRE DEFENSE BUSINESS..."

SPECIALTY DEFENSE, Armor's latest acquisition in the Aerospace & Defense Group, is recognized as a leading supplier of light and efficient composite helmets worn by the men and women of the United States Military Armed Forces.

develop new ceramic and composite solutions. This positioned the Company to maintain a dominant share of the Small Arms Protective Insert (SAPI) production in 2004 and offered significant opportunity to expand our position going forward.

The 2004 acquisition of The Specialty Group, Inc. (renamed Specialty Defense upon acquisition) diversified the portion of our product portfolio focused on individual equipment. As a result, the Aerospace & Defense Group today produces critical equipment for military personnel, including essential load-carrying equipment, individual combat helmets, and the entire ensemble for individual body armor, including the outer tactical vest and ballistic insert.

In summary, 2004 proved to be a banner year for the Aerospace & Defense Group by virtue of a more diversified product line and our record financial performance. Demand continues to grow, fueled by the global war on terrorism and the inherent changes resulting from the military's need to improve force protection and equipment capabilities.



We believe that the long-term outlook for our Aerospace & Defense Group is excellent. Our business is about providing safety and security on a customized basis so, as needs change, we adapt. Force protection continues to receive unprecedented support from both the government and the public. We continue to perform exceptionally well across the entire defense business. And we are investing in product development and new technologies to improve our offerings to the military. We are proud of our business achievements in 2004 and particularly pleased by Armor Holdings' accomplishments in support of the U.S. Armed Forces.


PRODUCTS
division



Fiscal 2004 was another excellent year for our Products Division, and we enter 2005 with confidence, a fresh approach, and new leadership.

The past year, we posted strong financial results, continued to acquire and integrate significant new businesses, and effectively grew our business organically. Division revenues for 2004 grew by 29%, to $250 million, and our segment's operating income increased by 14%, to $38 million, excluding a $5 million cost-of-warranty revision charge. Cash flow also continued to be strong.

We remain a major supplier and distributor of a wide range of body armor, duty gear, and forensic equipment to the law-enforcement community. Our business benefits from a broad portfolio of industry-leading brands in a diverse array of equipment categories such as bullet-resistant vests, forensic kits, lighting products, riot gear, non-lethal ammunition, packs, holsters, and many other items. We combine this wide product offering with a strong

04.2 FILE

08.18.04//18:27.HRS

LIFE SAVED.

An Illinois State Police Trooper made a routine traffic stop of a vehicle for failure to stop at a stop sign. Unknown to the trooper at the time of the stop was that the vehicle was stolen and that the driver was armed and dangerous, carrying a stolen .45 caliber handgun.



As the trooper approached the driver's side of the vehicle, he was shot twice, one round striking his body armor in the upper left chest region and one round striking his right hand. The trooper then retreated to the rear of the vehicle to take cover and draw his own weapon as the driver exited the vehicle to further attack him. Then the injured trooper proceeded to return fire.

The driver jumped back into his car and proceeded down the highway. The trooper radioed for backup and the suspect was later pursued and caught after committing suicide in his vehicle.

It was confirmed by doctors treating this Illinois State Police Trooper that the injury to his hand was not life-threatening and that his Xtreme® Body Armor, which stopped the .45 round from entering his chest, saved his life.

distribution network and an effective back-end solution. Not only are we able to quickly leverage our infrastructure to increase the profitability of acquired companies, but we also enjoy a scale and breadth of operations that significantly contribute to our successful operating results.

Brands are important to our business because of the trust that many of them engender among our end-users. Lives depend on these products, and we take our responsibility very seriously. We believe that our engineers and our

PROTECTIO

PRODUCTS DIVISION



POLICE
POLICIA

manufacturing processes are second to none. We are also dedicated to providing excellent customer service and training. In that respect, we were very pleased to have successfully resolved the issues associated with ballistic vests incorporating Zylon®[1] fabric during the course of the year.



One of the year's key developments was the December 2004 acquisition of Bianchi International for approximately $60 million. This acquisition was an extremely favorable one, especially with the addition of Bianchi® holsters and Gregory™ backpacks, each among the strongest brand names in the law-enforcement and sporting-goods markets, respectively. We are confident that the Bianchi integration will be smooth and that the purchase price will prove to be well within our parameters. We also continue to believe that there is a large number of potential acquisitions in this category to which we can bring significant benefit as we deploy our capital effectively.



Moving forward, our Products Division will continue to invest not only in research and development to stay at the forefront of the market, but also in people and processes to improve the efficiency of the business. We also believe that there is exciting potential for future growth in the vastly under-penetrated overseas market. And as always, we will continue to seek ways to enhance the value of our business while serving our market to the very best of our ability.

[1] Zylon is a registered trademark of Toyobo.



"AS WE GO FORWARD, OUR PRODUCTS DIVISION WILL CONTINUE TO INVEST NOT ONLY IN RESEARCH AND DEVELOPMENT TO STAY AT THE FOREFRONT OF THE MARKET, BUT ALSO IN PEOPLE AND PROCESSES TO IMPROVE THE EFFICIENCY OF OUR BUSINESS."

One of the country's oldest manufacturers of body armor, AMERICAN BODY ARMOR® remains committed to creating the lightest and most comfortable body armor apparel for combating the ever-changing threats faced by law-enforcement, military, and corrections personnel.

MOBILE SECURITY division



The Mobile Security Division had an excellent year in fiscal 2004. Our revenues increased by 57%, to $125 million, and our segment's operating income increased by 340%, to $11 million in fiscal year 2004 compared to the prior year. This strong rate of growth was entirely organic. With the heightened global security environment, we experienced strong sales across our entire customer base. Purchases by United States government agencies, non-governmental organizations, private corporations, and individual consumers all exhibited growing demand. We ended the year with record levels of backlog and, therefore, excellent visibility with which to plan our business.

Our Mobile Security Division provides vehicles for a wide variety of threat levels. One of particular interest is a package of ballistic glass and armor inserts for popular mid-size vehicles that provides protection against small-arms fire. A vehicle with such protection is a common purchase for middle-income consumers in many third-world countries. We also provide a heavily armored limousine for "heads of state," complete with sophisticated communications and

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04.3 FILE

05.19.02//10:51.HRS

LIVES SAVED.



.44 Magnum Armored Jeep® Grand Cherokee™ near Bogotá, Colombia, an O'Gara-Hess & Eisenhardt armored Jeep Grand Cherokee occupied by its owner and a passenger, was cut off by another vehicle, forcing it to stop. When four people carrying handguns and submachine guns stepped out from the vehicle and headed towards the Jeep, the driver at first thought they were law enforcement authorities. The passenger realized they were attackers and activated the O'Gara installed dead-bolt locks just in time before one of the attackers tried to open the driver's door.

As the driver immediately sped away, the attackers began shooting handguns, and a submachine gun at the rear window protected with 21mm thick transparent armor. The vehicle was also equipped with life-saving accessories including added roof protection, an intercom/siren system, steel belt tires, and protected battery housing.

In some parts of the world, this is a rather common scenario. We are proud that the two passengers in this O'Gara-Hess & Eisenhardt armored vehicle were able to survive thanks to the security measures provided by their vehicle.

---

radio-jamming equipment. We have a global sales effort and manufacturing facilities located in North America, Latin America, and Europe. And our global customer-service platform enables us to provide service for the thousands of armored vehicles in use by customers throughout the world.

As a result of our reorganization in 2003 and 2002, each of our Mobile Security Division operations was significantly more efficient than in prior years. In the United States, we armored 182 vehicles in fiscal 2004, up 27% versus the 143 vehicles in the prior year. In Europe, we armored 453 vehicles in fiscal 2004, up 35% versus the 336 vehicles in 2003. And in Latin America, a





MOBILE SECURITY DIVISION

consumer-driven market, we armored 767 new vehicles in fiscal 2004, an increase of 18% over the 650 vehicles in the prior year.

The division is not only the largest global manufacturer of armored commercial vehicles in the world, we also produce the most sophisticated products. We have the strong advantage of being able to apply our expertise in military vehicles to commercial armored-vehicle design. Because of this, we've developed new armor systems that are capable of defeating threats such as IED blasts followed by small-arms assaults, which are increasingly common in Southwest Asia. Our real-world experience and world-class engineering are invaluable to our product development. We believe they create tangible competitive advantages for our business.



Looking ahead toward business opportunities, we believe that at some point the military situation in Iraq is likely to stabilize, and a diplomatic security environment will logically follow. Thereafter, however, we believe that the nature of the threat will persist for some time to come. For the State Department, non-governmental/humanitarian organizations, and companies working in Iraq, we believe security will continue to be a major concern. We also believe that we are exceptionally well-positioned to serve what may be a significant need for commercial armored vehicles into the future.



It is significant that both revenues and profitability showed impressive growth during the past year. At the same time, our global capacity grew by nearly 25% over our 2003 level. The facilities reorganization we completed last year has positioned our business to be highly efficient and capable of continued growth. It will remain our mission to improve our capabilities and processes to meet the urgent demands of a more dangerous global community with the best products possible.





"IT WILL CONTINUE TO BE OUR MISSION TO IMPROVE OUR CAPABILITIES AND PROCESSES TO MEET THE URGENT DEMANDS OF A MORE DANGEROUS GLOBAL COMMUNITY WITH THE BEST PRODUCTS POSSIBLE."

At O'GARA-HESS & EISENHARDT, state-of-the-art facilities assure high-volume production with consistently superior quality, thanks to streamlined manufacturing processes and hands-on management at the shop floor level.





ADDITIONAL FINANCIAL OVERVIEW



$ 0.73
$ 0.41
$ (0.57)
$ 0.38
$ 2.44
00
01
02
03
04

DILUTED INCOME (LOSS) PER COMMON SHARE



$ 17,048
$ 10,128
$ (17,689)
$ 10,886
$ 80,539
00
01
02
03
04

NET INCOME (LOSS)[1]
[000's]



$ 7,257
$ 53,719
$ 16,551
$ 111,926
$ 421,209
00
01
02
03
04

CASH AND CASH EQUIVALENTS
[000's]



$ 395,626
$ 832,830
$ 405,623
$ 743,968
$ 1,602,159
00
01
02
03
04

MARKET CAPITALIZATION
[000's]



$ 166,771
$ 326,019
$ 288,077
$ 295,365
$ 565,196
00
01
02
03
04

STOCKHOLDERS' EQUITY
[000's]



Note 1 — 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $21.5 million and $30.3 million, respectively. 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

2004 FINANCIALS

table of contents





MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $.01 per share (the "Common Stock") is traded under the symbol "AH" on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sales prices for our Common Stock on the NYSE for the years ended December 31, 2004 and 2003 and for the first quarter of 2005 (through March 3, 2005).

	High	Low
2005		
1st Quarter – through March 3, 2005	$47.85	$37.68
2004		
4th Quarter	$49.49	$36.10
3rd Quarter	$41.67	$32.01
2nd Quarter	$40.35	$31.60
1st Quarter	$33.45	$24.80
2003		
4th Quarter	$27.35	$16.46
3rd Quarter	$17.80	$12.83
2nd Quarter	$14.95	$ 9.91
1st Quarter	$14.60	$ 9.40

Holders

As of March 3, 2005, we had approximately 329 stockholders of record. Only record holders of shares held in "nominee" or street names are included in this number.

Dividends

We have never declared or paid cash dividends on our Common Stock. Our debt agreements, such as the indenture governing the 2.00% Senior Subordinated Convertible Notes due November 1, 2024 (the "2% Convertible Notes"), the 8.25% Senior Subordinated Notes due 2013 (the "8.25% Notes") and the senior credit facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

Recent Sales of Unregistered Securities

None.

Recent Purchases of Our Registered Equity Securities

We did not purchase any shares of our common stock during 2004.



SELECTED FINANCIAL DATA

Financial Overview

Five-year Summary

The table below sets forth a summary of our results of operations and financial condition as of and for the periods then ended.

	2004	2003	2002	2001	2000
	(Amounts in thousands, except per share amounts)				
Total revenues (1)	$979,683	$365,172	$305,117	$197,100	$139,904
Operating income	$145,715	$ 35,729	$ 38,365	$ 26,673	$ 19,869
Income from continuing operations	$ 80,577	$ 17,006	$ 21,337	$ 14,684	$ 10,847
Net income (loss) (2)	$ 80,539	$ 10,886	$(17,689)	$ 10,128	$ 17,048
Basic income from continuing operations per common share	$ 2.56	$ 0.61	$ 0.70	$ 0.61	$ 0.48
Diluted income from continuing operations per common share	$ 2.44	$ 0.59	$ 0.69	$ 0.59	$ 0.46
Basic earnings (loss) per share	$ 2.56	$ 0.39	$ (0.58)	$ 0.42	$ 0.75
Diluted earnings (loss) per share	$ 2.44	$ 0.38	$ (0.57)	$ 0.41	$ 0.73

Note 1 – Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income includes income and losses from discontinued operations.

Note 2 – 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $12.4 million and $30.3 million, respectively. 2001 net income (loss) includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

	2004	2003	2002	2001	2000
Cash and cash equivalents	$ 421,209	$111,926	$ 16,551	$ 53,719	$ 7,257
Total assets	$1,292,351	$585,626	$367,753	$388,057	$225,957
Working capital	$ 289,578	$168,644	$100,591	$142,723	$ 67,937
Total debt	$ 501,128	$191,030	$ 8,188	$ 8,085	$ 40,517
Long-term obligations	$ 196,929	$168,508	$ 5,240	$ 4,640	$ 38,288
Stockholders' equity	$ 565,196	$295,365	$288,077	$326,019	$166,771

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "could be" and similar expressions are forward looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved.

Our actual results may differ from those expressed or implied in forward-looking statements. We believe that we are subject to a number of risk factors, including, without limitation: the inherent unpredictability of currency fluctuations; competitive actions, including pricing; the ability to realize cost reductions and operating efficiencies, including the ability to implement headcount reduction programs timely and in a manner that does not unduly disrupt business operations and the ability to identify and to realize other cost-reduction opportunities; general economic and business conditions; our ability to successfully execute changes to operations, such as integration of recent and future acquisitions and the move of our corporate headquarters and certain of our manufacturing operations, without disrupting our operations; and our ability to obtain supplies and raw materials without disruption.

Any forward-looking statements in this report should be evaluated in light of these and other important risk factors listed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report.

Company Overview

We are a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft and land vehicle safety systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. We are organized and operated under three reportable business divisions: Aerospace & Defense Group, Armor Holdings Products, also referred to as our Products Division, and Armor Mobile Security, also referred to as our Mobile Security Division.

Continuing Operations

Effective in the first quarter 2004, we instituted a new segment reporting format to include three reportable business divisions: Aerospace & Defense Group, Armor Holdings Products, also referred to as our Products Division, and Armor Mobile Security, also referred to as our Mobile Security Division. The Aerospace & Defense Group was formed upon the completion of our acquisition of Simula, Inc. on December 9, 2003. The Aerospace & Defense Group also includes the military business, including armor and blast protection systems for Up-Armored HMMWVs, and other military vehicle armor programs, which previously were included in our Mobile Security Division. The Aerospace & Defense Group also includes the SAPI plate produced by our Protech subsidiary in Pittsfield, Massachusetts, which was previously reported as part of the Products Division. The historical results of these businesses have been reclassified as part of the Aerospace & Defense Group. This reporting change was made to better reflect management's approach to operating and directing the businesses, and, in certain instances, to align financial reporting with our market and customer segments.

Aerospace & Defense. Our Aerospace & Defense Group supplies human safety and survival systems to the U.S. military, and major Aerospace & Defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for Up-Armored HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of approximately 8,350 Up-Armored HMMWVs. Additionally, we provide blast and ballistic protection kits for the standard HMMWVs, which are installed on existing equipment in the field. Our Aerospace & Defense Group was subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the HIMARS, a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003 and continued in 2004. We also supply armor sub-systems for other tactical wheeled vehicles. Through Simula, we provide military helicopter seating systems, helicopter cockpit airbag systems, aircraft armor and land vehicle armor kits for the HMMWV, HEMTT, PLS, HET, M915 and ASV, body armor and other protective equipment for military personnel, emergency bailout parachutes and survival ensembles worn by military aircrew. The primary customers for our products are the U.S. Army, U.S. Marine Corps, Boeing, and Sikorsky Aircraft. Most of Simula's aviation safety products are provided on a sole source basis. The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and Afghanistan. Simula was the developer of this specialized product called SAPI, and is one of the largest supplier to U.S. forces. We also supply ceramic body armor from our Protech subsidiary based in Pittsfield, Massachusetts. Specialty Defense, with operations in Pennsylvania, Tennessee, and Kentucky, is a supplier to military and law enforcement customers in the United States and overseas. Specialty Defense manufactures, among other things, MOLLE systems, OTVs and Warrior Helmets. Specialty Defense's core products are made of Kevlar® and heavy-duty nylon fabric and webbing and require special cutting and sewing techniques. Specialty Defense is currently the largest supplier of MOLLE systems for the U.S. Army. The MOLLE system consists of a modular rucksack with removable compartments and components and a fighting load vest with removable pockets for the Rifleman, Pistol, Squad Automatic Weapon Gunner, Medic and Grenadier configurations. Specialty Defense manufactures OTVs, which, when used with SAPI plates, provide enhanced armor protection for U.S. armed forces against mines, grenades, mortar shells, artillery fire and rifle projectiles. Specialty Defense is one of the three largest suppliers of Warrior Helmets for the U.S. Army. Specialty Defense also manufactures NATO PASGT helmets, the Advanced Combat Vehicle Crewman helmet and the Warrior Helmet (the U.S. Army's next generation helmet), along with related liners and accessories. In 2000, the U.S. Special Forces developed a new combat helmet called the MICH which took advantage of new technologies. Today, the US Army has adopted this helmet design as its standard and is planning to equip all soldiers with the helmet by the end of 2008.

Products. Our Products Division manufactures and sells a broad range of high quality security products, equipment and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders and specialty gloves. Our Products Division's products are marketed under brand names that are well established in the military and law enforcement communities such as AMERICAN BODY ARMOR™, XTREME®, MATRIX®, B-SQUARE®, BREAK FREE®, CLP®, DEFENSE TECHNOLOGY/ FEDERAL LABORATORIES®, DEF-TEC PRODUCTS™, DISTRACTION DEVICE®, FEDERAL LABORATORIES®, FERRET®, FIRST DEFENSE®, IDENTICATOR®, IDENTIDRUG®, LIGHTNING POWDER®, MONADNOCK®, NIK®, PROTECH™, QUIKSTEP LADDERS™, PORTAL LADDERS™, QUICKSHIELD™, SAFARILAND®, SPEEDFEED®, 911EP®, ODV™, KLEEN-BORE™, GREGORY®, BIANCHI®, NYLOK®, ACCUMOLD®, ACCUMOLD ELITE™, RANGER™ and PEACEKEEPER®. Our Products Division's security products are marketed through an extensive network of approximately 260 domestic distributors and 200 international distributors, and through a sales force of approximately 40 representatives and specialists under brand names that are well established in the military and law enforcement communities. Our Products Division's extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

Mobile Security. Our Mobile Security Division manufactures and installs armoring systems for commercial vehicles to protect against varying degrees of ballistic and blast threats. Under the brand names O'GARA-HESS & EISENHARDT ARMORING COMPANY™, ARMOR MOBILE SECURITY FRANCE, ARMOR MOBILE SECURITY GERMANY and IMPAK™, our Mobile Security Division armors a variety of commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our Mobile Security Division's customers include U.S. federal law enforcement and intelligence agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

Discontinued Operations

On July 2, 2004, we sold the security consulting division of our litigation support services subsidiary, New Technologies, Inc. ("NTI"), which was the last remaining business in discontinued operations. The remaining division in NTI, consisting primarily of training services, has been included as part of the Products Division segment, where management now resides. This business represented the last remaining business in the Services Division. The assets and liabilities of the Services Division have been classified as assets and liabilities of discontinued operations on our consolidated balance sheets and the results of their operations classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations. In the second quarter of 2004, we recorded an impairment charge of $1.4 million in integration and other charges in continuing operations to reduce the carrying value of remaining portion of NTI to its estimated fair value.



On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in total consideration to a group of private investors led by Granville Baird Capital Partners of London, England and management. We received $31,360,000 in cash at closing and a note receivable of $2,300,000, which we collected in full in the year ended December 31, 2004. We recorded a loss of $8.8 million on the sale in the fourth quarter of 2003 primarily due to unrealized foreign currency translation loss. In accordance with generally accepted accounting principles, unrealized foreign currency translation gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwave Integrated Systems ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in April 2005, of which we have received $475,000 through December 31, 2004, and a warrant for approximately 2.5% of AIS. We recorded a loss of $366,000 on the sale during the second quarter of 2003.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe our most critical accounting policies include revenue recognition; allowance for doubtful accounts; derivative instruments and hedging activities; goodwill; patents, licenses, and trademarks; the use of estimates; income taxes; impairment; discontinued operations; and comprehensive income and foreign currency translation.

Revenue recognition. We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record Aerospace & Defense Group revenue related to government contracts which results principally from fixed price contracts and is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met when the Company ships products to its customers. Up-Armored HMMWV units sold to the U.S. Government are considered sold when the onsite Department of Defense officer finishes the inspection of the Up-Armored HMMWV, approves it for delivery and shipment occurs. Revenues related to nonrefundable license fees that are payable at the initiation of a licensing agreement are recognized immediately in income when received or when collectibility is reasonably assured, provided that there are no future obligations or performance requirements. Non-refundable license fees that are in essence, a prepayment of future royalties, are recognized as revenue on a straight-line basis over the term of the initial license.

We record revenue of the Aerospace & Defense Group and Mobile Security Division when a vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of Up-Armored HMMWVs to the U.S. Government, which continues through 2008. Revenue from large commercial contracts is recognized on the percentage of completion, units-of-work performed method. Should large commercial contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. Current contracts are profitable.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

Allowance for Doubtful Accounts. We encounter risks associated with sales and the collection of the associated accounts receivable. As such, we review our accounts receivable aging on a monthly basis and determine a provision for accounts receivable that is considered to be uncollectible. In order to calculate the appropriate monthly provision, we primarily review accounts greater than ninety days past due and estimate the amount that is uncollectible.

Periodically, we compare the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair-value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. We adopted SFAS 133 in the first quarter of 2001. However, we had no derivatives to be measured at the time of adoption. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, the other assets on the Condensed Consolidated Balance Sheet as of December 31, 2004 increased by $195,000, which reflected an increase in the fair value of the interest rate swap agreements to $6.1 million. The corresponding increase in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $209.0 million in goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). See also Impairment and Recent Accounting Pronouncements which follows. The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2004.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their useful lives. See Note 5 which follows for information on our identified intangibles.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, potential liabilities related to tax filings in the ordinary course of business, and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. At December 31, 2004 and 2003, certain of our non-U.S. subsidiaries have unremitted earnings of approximately $10.7 million and $4.6 million, respectively, on which we have not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.



Impairment. Long-lived assets including certain identifiable intangibles, and the goodwill related to those assets, are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management reviewed the Company's long-lived assets and has taken an impairment charge of $1.4 million in the year ended December 31, 2004, $12.4 million in the year ended December 31, 2003 and $30.3 million in the year ended December 31, 2002 to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived assets for continuing operations in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

Discontinued Operations. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), a component classified as held for sale is reported in discontinued operations when the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any estimated impairment gain or loss recognized in accordance with SFAS 144 paragraph 37, in discontinued operations. The results of discontinued operations, less applicable income taxes (benefit), is reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The assets and liabilities of a disposal group classified as held for sale are presented separately in the asset and liability sections, respectively, of the statement of financial position.

Comprehensive income and foreign currency translation. In accordance with Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The cumulative translation adjustment, net of tax, which represents the effect of translating assets and liabilities of our foreign operations is $6,821,000 and $3,936,000 for the years ended December 31, 2004 and 2003, respectively, and is classified as accumulated other comprehensive loss. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.

Stock options and grants. Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue to account for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. Restricted stock awards are generally recorded as compensation expense over the vesting periods based on the market value on the date of grant.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for fiscal 2004, 2003 and 2002 consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:



	2004	2003	2002
	(In thousands, except per share data)		
Net income (loss) as reported	$80,539	$10,886	$(17,689)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,717)	(4,157)	(5,053)
Add: Employee compensation expense for modification of stock option awards included in report net income, net of income taxes	57	506	—
Pro-forma net income (loss)	$73,879	$ 7,235	$(22,742)
Earnings (loss) per share:			
Basic – as reported	$ 2.56	$ 0.39	$ (0.58)
Basic – pro forma	$ 2.35	$ 0.26	$ (0.75)
Diluted – as reported	$ 2.44	$ 0.38	$ (0.57)
Diluted – pro forma	$ 2.24	$ 0.25	$ (0.74)

Results of Operations

Effective June 30, 2002, we decided to sell the ArmorGroup Services Division (the sale was completed on November 26, 2003) through an organized and formal auction managed by outside advisors. In accordance with SFAS 144, the assets and liabilities of the Company's Services Division have been classified as held for sale, with operating results reported as discontinued operations in the statement of operations for all periods prior to the sale of this division. Our U.S. based training subsidiary, Cyconics International Training Services, Inc. (formerly known as Advanced Training Solutions, Inc., which was formerly known as USDS, Inc.) previously reported under the Services Division, but not included for sale, has been reclassified to the Products Division.

The following table sets forth selected statement of operations data as a percentage of total revenues for the periods indicated:

	2004	Fiscal year 2003	2002
Revenue from continuing operations			
Aerospace & Defense	61.8%	25.1%	19.4%
Products	25.5%	53.1%	59.0%
Mobile Security	12.7%	21.8%	21.6%
Total revenues from continuing operations	100.0%	100.0%	100.0%
Cost of revenues	72.9%	69.4%	69.1%
Cost of warranty revision	0.5%	0.0%	0.0%
Operating expenses	10.2%	17.2%	16.3%
Amortization	0.4%	0.1%	0.1%
Integration and other charges	1.0%	3.4%	1.9%
Operating income	14.9%	9.8%	12.6%
Interest expense, net	0.7%	1.1%	0.3%
Other expense, net	0.2%	0.1%	0.0%
Income from continuing operations before provision for income taxes	14.0%	8.5%	12.3%
Provision for income taxes	5.8%	3.9%	5.3%
Income from continuing operations	8.2%	4.7%	7.0%
Loss from discontinued operations, net of income tax benefit	0.0%	(1.7)%	(12.8)%
Net income (loss)	8.2%	3.0%	(5.8)%



Fiscal 2004 as Compared to Fiscal 2003

Net income. Net income increased $69.6 million, or 639.8%, to net income of $80.5 million for fiscal 2004 compared to net income of $10.9 million for fiscal 2003. Income from continuing operations and a loss from discontinued operations were $80.6 million and ($38,000), respectively, for fiscal 2004, compared to income from continuing operations and a loss from discontinued operations of $17.0 million and $(6.1) million, respectively, for fiscal 2003.

Continuing Operations

Aerospace & Defense Group revenues. Our Aerospace & Defense Group revenues increased $513.7 million, or 560.4%, to $605.4 million in fiscal 2004 compared to $91.7 million in fiscal 2003. The Aerospace & Defense Group was created when Simula, which was acquired on December 9, 2003, was combined with the SAPI business generated by our Protech subsidiary, and military business of the Mobile Security Division, which includes armor and blast protection systems for Up-Armored HMMWVs. The historical results of these businesses have been reclassified to the Aerospace & Defense Group. The Aerospace & Defense Group also includes our November 18, 2004, acquisition of Specialty Defense. For fiscal 2004, Aerospace & Defense Group revenue increased 243.4% internally, including year-over-year changes in acquired businesses. Internal growth was primarily due to: (1) strong demand for the Up-Armored HMMWV, including spare part revenues; (2) increased supplemental armor for other military vehicles; and (3) increased SAPI plate volume. Acquired growth was a function of the acquisitions of Simula and Specialty Defense.

Products Division revenues. Our Products Division revenues increased $55.8 million, or 28.8%, to $249.8 million in fiscal 2004, compared to $194.0 million in fiscal 2003. For fiscal 2004, Products Division revenue increased 19.7% internally, including year-over-year changes in acquired businesses, with the remainder due to the acquisitions of Hatch Imports, Inc., which was completed in the fourth quarter of 2003, and Vector Associates, Inc. (dba ODV, Inc.) and Kleen-Bore, Inc., both of which were completed subsequent to 2003. The acquisition of Bianchi on December 30, 2004, had no effect on the revenues of the Products Division. The historical results of the SAPI business of the Products Division have been reclassified to the Aerospace & Defense Group. Internal growth was due to strong sales of international body armor, and other soft armor and hard armor sectors, providing protection to troops and private sector employees within Iraq, strong military and international sales within duty gear and the sales of ballistic reinforced enclosures within the energy sector.

Mobile Security Division revenues. Our Mobile Security Division revenues increased $45.0 million, or 56.6%, to $124.5 million in fiscal 2004, compared to $79.5 million in fiscal 2003. The historical results of the military business of the Mobile Security Division have been reclassified to the Aerospace & Defense Group. All of the revenue growth for the Mobile Security Division was generated internally, primarily as a result of the increasing threat of terrorism, and, to a less extent, the impact of a weakened U.S. dollar versus the euro. The threat of terrorism was the cause of our European revenue growth.

Cost of revenues. Cost of revenues increased $460.6 million, or 181.6%, to $714.2 million for fiscal 2004 compared to $253.6 million for fiscal 2003. As a percentage of total revenues, cost of revenues increased to 72.9% of total revenues for fiscal 2004 from 69.4% for fiscal 2003.

Gross margin in the Aerospace & Defense Group is 25.7% for fiscal 2004 compared to 31.3% for fiscal 2003. The decrease in the Aerospace & Defense Group gross margins was primarily due to reduced selling prices for the Up-Armored HMMWV and significant changes in our product mix as we have diversified beyond the Up-Armored HMMWV.

Gross margin in the Products Division is 33.6% for fiscal 2004 compared to 34.8% for fiscal 2003. The decline in Product Division's gross margin resulted primarily from product mix, certain large lower margin international and governmental orders and additional inventory provisions. Excluding our Products training division subsidiary, the Products Division gross margin was 35.2%, compared to 37.1% in 2003.



Gross margin in the Mobile Security Division is 20.9% in fiscal 2004, compared to 19.4% for fiscal 2003. The increase in the Mobile Security Divisions gross margins resulted primarily from improved fixed-cost absorption benefits associated with increased manufacturing volumes, and a richer sales mix of high-end, higher margin vehicles.

Cost of warranty revision. In April 2004, two class action lawsuits were filed against us in Florida state court by police organizations and individual police officers, alleging, among other things, that our bullet-resistant soft body armor (vests) manufactured and sold under the American Body Armor, Safariland and ProTechTM brands, do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. On August 12, 2004, we reached a preliminary settlement with respect to the class action lawsuit filed in Duval County, Florida by the Southern States Police Benevolent Association ("Southern States PBA"). After fairness hearings were held, the Florida Circuit Court gave final approval to that settlement on November 5, 2004. The other class action lawsuit filed against us by the National Association of Police Organizations, Inc. ("NAPO"), in Lee County, Florida, was voluntarily dismissed with prejudice on November 16, 2004.

Pursuant to the terms of the class action settlement with the Southern States PBA, the warranty on the American Body Armor Xtreme ZX® vest (both NIJ threat level II and IIIA) has been reduced from 5 years to 2 ½ years. In addition, every purchaser of an Xtreme ZX® vest has the option to exchange their vest for either a new ZX® vest or any other vest of their choosing from the American Body Armor, Safariland and ProTech™ product lines plus a $100.00 transferable rebate coupon applicable towards their next purchase of a vest. We have also made available on the American Body Armor website testing data, protocols and results relating to the testing of our vests. We also continue to test all of our Zylon®-containing vests, and if such testing demonstrates that the tested vests fail to perform in accordance with their warranties, we will implement an exchange program for those models on a reasonably comparable basis to the American Body Armor Xtreme ZX® exchange program outlined above. Zylon® fiber is made by Toyobo, a Japanese corporation, and is a ballistic fiber widely used in the entire body armor industry. A final report to the Duval County Court regarding implementation of the settlement, exchange of vests and on-going testing, will be filed on or before April 15, 2005. We are also voluntarily cooperating with a request received in December 2004 from the Department of Justice who is reviewing the entire industry's use of Zylon® fiber in bullet resistant vests.

It should be stressed that our vests are certified by the National Institute of Justice, have never suffered any penetration in the field and continue to save lives and protect officers from injury. In fact, neither of the two resolved class action lawsuits alleged personal injuries of any kind.

Second Chance Body Armor, one of our competitors in the bullet-resistant market, licenses from Simula a certain patented technology which is used in some of the body armor it manufactures, but to our knowledge, no lawsuit has been brought against Second Chance based upon this licensed technology. Although Simula may be impacted by the pending suits filed against Second Chance regarding its Zylon®-containing vests, the licensed technology is not specifically related to the use of Zylon® fiber. Any adverse resolution of these matters, however, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

As a result of our recently announced warranty revision and product exchange program relating to our Zylon®-containing vests, we have recorded a pre-tax charge of $5.0 million, which is net of $4.0 million of cost reimbursements from our suppliers and includes all the legal costs associated with the class action lawsuits. This liability has been classified in accrued expenses and other current liabilities on the condensed consolidated balance sheet and will be funded through cash provided by operating activities.

Operating expenses. Operating expenses increased $37.5 million, or 59.7%, to $100.3 million (10.2% of total revenues) for fiscal 2004 compared to $62.8 million (17.2% of total revenues) for fiscal 2003.

Aerospace & Defense Group operating expenses increased $17.5 million, or 309.0%, to $23.1 million (3.8% of Aerospace & Defense Group revenues) for fiscal 2004 compared to $5.6 million (6.2% of



Aerospace & Defense revenues) for fiscal 2003 primarily due to the acquisition of Simula on December 9, 2003 and Specialty Defense on November 18, 2004, as well as additional operating expenses associated with increased production of the Up-Armored HMMWV and supplemental armor for other military vehicles. The decrease in operating expense as a percentage of revenue was due to leveraging of the operating expenses over a much larger revenue base.

Products Division operating expenses increased $11.8 million, or 35.5%, to $44.9 million (18.0% of Products Division revenues) for fiscal 2004 compared to $33.1 million (17.1% of Products Division revenues) for fiscal 2003. This increase is due primarily to acquisitions, a one time settlement charge related to the early cancellation of an exclusive distribution agreement, increased research and development spending, higher sales expenses as related to increased sales volumes, higher insurance costs, increased bad debt provisions, and bonus expenses that in the prior year were allocated to corporate operating expenses.

Mobile Security Division operating expenses increased $2.5 million, or 20.8%, to $14.8 million (11.9% of Mobile Security Division revenues) for fiscal 2004 compared to $12.3 million (15.4% of Mobile Security Division revenues) for fiscal 2003. The increase in operating expense was primarily due to the large increase in production and revenues, and, to a lesser extent, the impact of a weaker U.S. dollar versus the euro. The decrease in operating expense as a percentage of revenue was due to leveraging of the operating expenses over a much larger revenue base.

Corporate operating expenses increased $5.7 million, or 48.6%, to $17.5 million (1.8% of total revenues) in fiscal 2004 compared to $11.8 million in fiscal 2003 (3.2% of total revenues). This increase in administrative expenses is associated with the overall growth of the Company, increased travel expenses, bonus provision, and Sarbanes-Oxley requirements. The decrease in operating expense as a percentage of revenue was due to leveraging of the operating expenses over a much larger revenue base.

Amortization. Amortization expense increased $3.8 million, or 770.1%, to $4.3 million for fiscal 2004 compared to $489,000 for fiscal 2003 primarily due to the acquisitions of Simula and Hatch Imports in December 2003 and ODV, Kleen-bore, and Specialty Defense in fiscal 2004. SFAS 142, which we adopted on January 1, 2002, eliminated amortization of intangible assets with indefinite lives and goodwill for all acquisitions completed after July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives, and acquired identifiable intangible amortizable assets that meet the criteria for recognition as an asset apart from goodwill under Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS 141").

Integration and other charges. Integration and other charges decreased $2.3 million, or 18.4%, to $10.3 million for fiscal 2004 compared to $12.6 million in fiscal 2003. Included in integration and other charges in fiscal 2004 were charges for (1) the integration of Simula and Hatch Imports, which were acquired in December 2003, (2) the integration of ODV, Kleen Bore, and Specialty Defense, which were acquired subsequent to fiscal 2003, (3) a non-cash charge of $6.3 million related to the acceleration of performanced-based, long-term restricted stock awards granted to certain executives in 2002, and (4) an impairment charge of $1.4 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value. Included in integration and other charges in fiscal 2003 is non-cash charge of $7.3 million for stock-based compensation for a performance plan for certain key executives and a $3.3 million severance charge (including a $2.1 million non-cash charge) related to the 2003 departure of our former Chief Executive Officer.

Operating income. Operating income from continuing operations increased $110.0 million, or 307.8%, to $145.7 million in fiscal 2004 compared to $35.7 million in fiscal 2003 due to the factors discussed above.

Interest expense, net. Interest expense, net increased $2.8 million, or 68.9% to $6.8 million for fiscal 2004 compared to $4.0 million for fiscal 2003. This increase was due primarily to interest expense associated with the $300 million aggregate principal amount of 2% Convertible Notes, which were issued on October 29, 2004, and $150 million aggregate principal amount of 8.25% Notes, which were



issued on August 12, 2003. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes also contributing to the increase in interest expense. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate on the 8.25% Notes for a variable rate of six month LIBOR, set in arrears, plus a spread of 2.735% to 2.75%. At December 31, 2004, the six month LIBOR rate was 2.78%.

Other expense, net. Other expense, net, increased $1.4 million, or 282.9% to $1.9 million for fiscal 2004, compared to $508,000 for fiscal 2003. The increase related primarily to a non-cash asset impairment, foreign exchange currency losses and a loss on disposal of certain fixed assets partially offset by the realization of a gain on the sale of certain equity investments in fiscal 2004. In fiscal 2003, other expense net related primarily to foreign exchange currency losses.

Income from continuing operations before provision for income taxes. Income from continuing operations before provision for income taxes increased $105.8 million, or 339.0%, to $137.0 million for fiscal 2004 compared to $31.2 million for fiscal 2003 due to the reasons discussed above.

Provision for income taxes. Provision for income taxes on continuing operations was $56.4 million for fiscal 2004 compared to $14.2 million for fiscal 2003. The effective income tax rate was 41.2% for fiscal 2004 compared to 45.5% for fiscal 2003 based on our annual income amounts and jurisdictions in which such amounts were taxable. The decreased tax rate relates primarily to the prior year income tax charges associated with, among other things, (1) the non-tax deductible nature of the non-cash, non-recurring stock based compensation that was provided to certain key executives that had less of an impact on our effective tax rate in 2004 as compared to 2003, and (2) a taxable gain that was realized in the second half of 2003 when certain intellectual property utilized in our discontinued operations was revalued to comply with U.S. Internal Revenue Code provisions that did not occur in 2004. The impact of the incremental income tax associated with the revalued intellectual property in 2003 was recorded in continuing operations as required by generally accepted accounting principles, and resulted in incremental non-cash income tax expense, for which foreign tax credits were available to offset the income tax otherwise payable.

Income from continuing operations. Income from continuing operations increased $63.6 million, or 373.8%, to $80.6 million for fiscal 2004 compared to $17.0 million for fiscal 2003 due to the factors discussed above.

Discontinued Operations

As previously discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, we had no discontinued operations at December 31, 2004. Note 2 of the consolidated financial statements contains comparative information for our discontinued operations.

Services revenues. Services Division revenue decreased $93.4 million to $1.7 million for fiscal 2004, compared to $95.1 million for fiscal 2003. Exclusive of ArmorGroup Integrated Systems, which we sold on April 17, 2003, and ArmorGroup, which we sold on November 26, 2003, revenue decreased $1.1 million, or 38.2%, to $1.7 million for fiscal 2004 compared to $2.8 million for fiscal 2003 primarily due to the sale of the security consulting business of NTI on July 2, 2004.

Cost of revenues. Cost of revenues decreased $66.1 million to $697,000 for fiscal 2004, compared to $66.8 million for fiscal 2003. Exclusive of ArmorGroup Integrated Systems and ArmorGroup, cost of revenues decreased $356,000, or 33.8%, to $697,000 for fiscal 2004, compared to $1.1 million for fiscal 2003. This decrease was primarily due to the sale of the security consulting business of NTI on July 2, 2004.

Operating expenses. Operating expenses decreased $19.1 million to $821,000 (47.4% of Services revenues) for fiscal 2004, compared to $19.9 million (20.9% of Services revenues) for fiscal 2003. Exclusive of ArmorGroup Integrated Systems and ArmorGroup, operating expenses decreased $4.1 million, or 83.1%, to $821,000 for fiscal 2004, compared to $4.9 million for fiscal 2003. This decrease was primarily due to the sale of the security consulting business of NTI on July 2, 2004. In accordance with generally accepted accounting principles, we did not record depreciation or amortization of long-lived assets that were held-for-sale in discontinued operations.

Charge for impairment of long-lived assets. Charge for impairment of long-lived assets was zero for fiscal 2004, compared to $21.5 million for fiscal 2003. The charge in the prior year related to reduction in the carrying value of the Services division to its estimate realizable value.

Integration and other charges. Integration and other charges decreased to zero for fiscal 2004, compared to $776,000 for fiscal 2003. Excluding ArmorGroup Integrated Systems and ArmorGroup, there were no integration and other charges for fiscal 2003.

Operating income (loss). Operating income was $215,000 for fiscal 2004, compared to an operating loss of $13.9 million for fiscal 2003, due to the factors discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated operating income of $215,000 for fiscal 2004, compared to an operating loss of $1.0 million for fiscal 2003, due to the reasons discussed above.

Interest expense, net. Interest expense, net, decreased $14,000 to $2,000 for fiscal 2004, compared to $16,000 for fiscal 2003, primarily due to the sale of ArmorGroup Integrated Systems and ArmorGroup. All interest bearing liabilities in discontinued operations have been repaid.

Other expense, net. Other expense, net, decreased $206,000 to $273,000 for fiscal 2004, compared to $479,000 for fiscal 2003. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated other expense, net, from discontinued operations of $273,000 for fiscal 2004, compared to other (income), net, of ($34,000) for fiscal 2003, due to additional accounting fees incurred in connection with the sale of ArmorGroup.

Loss from discontinued operations before income tax benefit. Loss from discontinued operations before income tax benefit was $60,000 for fiscal 2004, compared to a loss of $14.4 million for fiscal 2003, due to the reasons discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated a loss from discontinued operations before provision for income taxes of $60,000 for fiscal 2004, compared to a loss of $957,000 for fiscal 2003, due to the reasons discussed above.

Income tax benefit. Income tax benefit was $22,000 for the fiscal 2004 compared to an income tax benefit of $8.3 million for fiscal 2003. The effective tax rate for fiscal 2004 was a benefit of 36.7% compared to a benefit of 57.4% for fiscal 2003. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale benefit was $22,000 for fiscal 2004, compared to a benefit of $40,000 for fiscal 2003.

Loss from discontinued operations. Loss from discontinued operations was $38,000 for fiscal 2004, compared to $6.1 million for fiscal 2003, due to the factors discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated a loss from discontinued operations $38,000 for fiscal 2004, compared to a loss of $957,000 for fiscal 2003, due to the reasons discussed above.

Fiscal 2003 as Compared to Fiscal 2002

Net income (loss). Net income (loss) increased $28.6 million, or 161.5%, to net income of $10.9 million for the year ended December 31, 2003 ("fiscal 2003") compared to a net loss of $(17.7) million for the year ended December 31, 2002 ("fiscal 2002"). Income from continuing operations and a loss from discontinued operations were $17.0 million and $(6.1) million, respectively, for fiscal 2003, compared to income from continuing operations and a loss from discontinued operations of $21.3 million and $(39.0) million, respectively, for fiscal 2002. The decrease in income from continuing operations relates primarily to a $7.3 million non-cash, non-recurring charge for stock based compensation in the fourth quarter of 2003, a $3.3 million (including a $2.1 million non-cash charge) severance charge related to the termination of our former Chief Executive Officer in the second quarter of 2003, an increase in interest expense relating to our $150.0 million subordinated debenture issued on August 12, 2003, and increases in bonus expense, legal and accounting fees, insurance and internal audit expenses.

Continuing Operations

Aerospace & Defense Group revenues. Our Aerospace & Defense Group revenues increased $32.4 million, or 54.5%, to $91.7 million in fiscal 2003 compared to $59.3 million in fiscal 2002. The



Aerospace & Defense Group was created with the acquisition of Simula on December 9, 2003. The Aerospace & Defense Group also includes the military business of the Mobile Security Division, including armor and blast protection systems for Up-Armored HMMWVs, and the SAPI business generated from our Protech subsidiary. The historical results of these businesses have been reclassified to the Aerospace & Defense Group. For fiscal 2003, Aerospace & Defense Group revenue increased 47.2% internally, including year-over-year changes in acquired businesses, while acquired growth was a function of the acquisitions of Simula on December 9, 2003 and Specialty Defense on November 18, 2004.

Products Division revenues. Our Products Division revenues increased $14.0 million, or 7.8%, to $194.0 million in fiscal 2003, compared to $179.9 million in fiscal 2002. For fiscal 2003, Products Division revenue increased 4.9% internally, including year-over-year changes in acquired businesses, and 2.9% due to the acquisitions of Speedfeed, Inc., the Foldable Products Group, Evi-Paq, Inc., B-Square, Inc. and 911 Emergency Products, Inc., all of which were completed during 2002 and Hatch Imports, Inc., which was completed in the fourth quarter of 2003. Products Division revenues include $20.7 million and $16.8 million from Cyconics International Training Services, Inc., our US based training company, for the years ended fiscal 2003 and fiscal 2002, respectively. In our filings prior to June 30, 2002, we reported Cyconics International Training Services, Inc. as a part of our Services Division. The historical results of the SAPI business of the Products Division have been reclassified to the Aerospace & Defense Group.

Mobile Security Division revenues. Our Mobile Security Division revenues increased $13.7 million, or 20.8%, to $79.6 million in fiscal 2003, compared to $65.9 million in fiscal 2002. Mobile Security Division revenues for 2003 increased by $19.2 million due to the acquisition of substantially all of the assets of Trasco-Bremen on September 24, 2002. Excluding the $19.2 million of 2003 revenue increase relating to Trasco-Bremen, Mobile Security Division revenue decreased $5.5 million, or 8.7%, in fiscal 2003 compared to fiscal 2002. The historical results of the military business of the Mobile Security Division have been reclassified to the Aerospace & Defense Group.

Cost of revenues. Cost of revenues increased $42.8 million, or 20.3%, to $253.6 million for fiscal 2003 compared to $210.7 million for fiscal 2002. As a percentage of total revenues, cost of revenues increased to 69.4% of total revenues for fiscal 2003 from 69.1% for fiscal 2002.

Gross margins in the Aerospace & Defense Group were 31.3% for fiscal 2003 compared to 28.3% for fiscal 2002. The increase in the Aerospace & Defense Group gross margins was primarily attributable to: (1) favorable manufacturing overhead cost absorption relating to increased manufacturing volumes at our Cincinnati manufacturing facility, and (2) operational efficiencies at our Cincinnati manufacturing facility. These improvements were slightly offset by purchase accounting from the Simula acquisition, and the wrap up of a low margin contract at Simula, which was acquired on December 9, 2003.

Gross margins in the Products Division were 34.8% for fiscal 2003 compared to 36.4% for fiscal 2002. The decline in Product Division's gross margins resulted primarily from: (1) an increase in low margin gas mask sales; (2) an increase in lower margin international body armor sales produced overseas at Armor Products International; (3) lower production volumes within our less-lethal, automotive and hard armor product lines, which resulted in reduced fixed cost absorption and certain labor inefficiencies; and (4) moving costs and labor inefficiencies at Protech associated with the relocation of its manufacturing facility. Excluding our Products training division subsidiary, the Products Division gross margins were 37.1%, compared to 38.7% in 2002.

Gross margins in the Mobile Security Division were 19.4% in fiscal 2003, compared to 18.3% for fiscal 2002. The increase in the Mobile Security gross margins was primarily attributable to: (1) favorable manufacturing overhead cost absorption relating to increased manufacturing volumes at our Cincinnati manufacturing facility, and (2) operational efficiencies at our Cincinnati manufacturing facility.

Operating expenses. Operating expenses increased $13.0 million, or 26.0%, to $62.8 million (17.2% of total revenues) for fiscal 2003 compared to $49.8 million (16.3% of total revenues) for fiscal 2002.

Aerospace & Defense Group operating expenses increased $1.9 million, or 51.9%, to $5.6 million (6.2% of Aerospace & Defense Group revenues) compared to $3.7 million (6.3% of Aerospace &



Defense Group revenues) for fiscal 2002 primarily due to incremental operating expenses associated with the acquisition of Simula on December 9, 2003.

Products Division operating expenses increased $1.8 million, or 5.7%, to $33.1 million (16.6% of Products Division revenues) compared to $31.4 million (17.4% of Products Division revenues) for fiscal 2002. This increase is primarily due to the incremental operating expenses associated with acquired businesses completed during or subsequent to 2002.

Mobile Security Division operating expenses increased $3.7 million, or 43.1%, to $12.3 million (15.4% of Mobile Security Division revenues) for fiscal 2003 compared to $8.6 million (13.0% of Mobile Security Division revenues) for fiscal 2002. Excluding the increase in 2003 operating expenses resulting from the acquisition of substantially all of the assets of Trasco-Bremen on September 24, 2002, the operating expenses for fiscal 2003 increased $1.9 million versus fiscal 2002. Aside from the Trasco-Bremen acquisition, the increase in operating expenses was primarily due to: (1) increased expenses associated with the start-up of operations in Caracas, Venezuela; (2) increased insurance costs; (3) the net effect of a weaker U.S. dollar against foreign currencies, and (4) normal wage inflation.

Corporate operating expenses increased $5.6 million, or 89.9%, to $11.8 million (3.2% of total revenues) in fiscal 2003 compared to $6.2 million in fiscal 2002 (2.0% of total revenues). This increase is due primarily to increased bonus expense, legal and accounting fees, insurance and internal audit expenses.

Amortization. Amortization expense increased $244,000, or 99.6%, to $489,000 for fiscal 2003 compared to $245,000 for fiscal 2002. SFAS 142, which we adopted on January 1, 2002, eliminated amortization of intangible assets with indefinite lives and goodwill for all acquisitions completed after July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives and to amortization on intangible assets, other than goodwill, associated with the Simula and Hatch Imports acquisitions in 2003.

Integration and other charges. Integration and other charges increased $6.7 million, or 112.2%, to $12.6 million for fiscal 2003 compared to $5.9 million in fiscal 2002. The increase in integration and other charges is primarily related to a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $3.3 million severance charge (including a $2.1 million non-cash charge) related to the recent departure of our former Chief Executive Officer. Excluding these charges, integration and other charges were $2.0 million for fiscal 2003, a decrease of $3.9 million from fiscal 2002. This decrease was primarily due to the elimination of expense associated with the 2001 acquisitions of O'Gara-Hess & Eisenhardt and Identicator.

Operating income. Operating income from continuing operations decreased $2.7 million, or 6.9%, to $35.7 million in fiscal 2003 compared to $38.4 million in fiscal 2002 due to the factors discussed above.

Interest expense, net. Interest expense, net increased $3.1 million, or 334.7%, to $4.0 million for fiscal 2003 compared to $923,000 for fiscal 2002. This increase was due primarily to interest expense associated with the $150 million aggregate principal amount of 8.25% senior subordinated notes due 2013, which were issued on August 12, 2003. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate for a variable rate of six month LIBOR, set in arrears, plus a spread of 2.735% to 2.75%. At December 31, 2003, the six-month LIBOR rate was 1.22%.

Other expense, net. Other expense, net, was $508,000 for fiscal 2003, compared to $51,000 for fiscal 2002. The increase related primarily to foreign exchange currency losses and a write-down of certain fixed assets.

Income from continuing operations before provision for income taxes. Income from continuing operations before provision for income taxes decreased $6.2 million, or 16.5%, to $31.2 million for fiscal 2003 compared to $37.4 million for fiscal 2002 due to the reasons discussed above.

Provision for income taxes. Provision for income taxes on continuing operations was $14.2 million for fiscal 2003 compared to $16.1 million for fiscal 2002. The effective income tax rate was 45.5% for fiscal



2003 compared to 42.9% for fiscal 2002 based on our annual income amounts and jurisdictions in which such amounts were taxable. The 2003 effective income tax rate of 45.5% is higher than the 37.4% estimated effective income tax rate that was utilized in the first half of 2003 due to, among other things: (1) the non-tax deductible nature of the non-cash, non-recurring stock based compensation that was provided to certain key executives, and (2) a taxable gain that was realized in the second half of 2003 when certain intellectual property utilized in our discontinued operations was revalued in order to comply with tax code provisions. The impact of the incremental tax associated with the revalued intellectual property is recorded in continuing operations as required by generally accepted accounting principles, and resulted in an incremental non-cash tax expense, for which foreign tax credits are available to offset the tax otherwise payable. The previously mentioned negative impacts on the 2003 tax rate were partially offset by some state level tax strategies, which lowered the effective tax rate.

Income from continuing operations. Income from continuing operations decreased $4.3 million to $17.0 million for fiscal 2003 compared to $21.3 million for fiscal 2002 due to the factors discussed above.

Discontinued Operations

Many of the items listed below involve accounting estimates. The loss and amounts below will be re-evaluated in the future for any changes which might be appropriate.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to AIS. AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in April 2005 two years and a warrant for approximately 2.5% of AIS. We have recorded a loss of $366,000 on the sale.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33.7 million in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and management. We received $31.4 million in cash at closing and are scheduled to receive another $2.3 million by the end of 2004. We have recorded a loss of $8.8 million on the sale. In accordance with generally accepted accounting principles, unrealized gains and losses, which were included in equity as accumulated other comprehensive income or loss, were not recognized until the period of disposition of the related assets and liabilities (which was a large component of the loss).

At December 31, 2003, our litigation support services subsidiary, remained our only operating subsidiary in discontinued operations.

Note 2 of the consolidated financial statements contains comparative information for our discontinued operations.

Services revenues. Services Division revenues decreased $3.1 million, or 3.2%, to $95.1 million for fiscal 2003 compared to $98.3 million for fiscal 2002 as fiscal 2003 reflects revenues from ArmorGroup only through November 26, 2003, and revenues from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale as opposed to a full year in 2002. Exclusive of ArmorGroup Integrated Systems, revenue increased $8.5 million, or 10.3%, to $90.4 million for fiscal 2003 compared to $82.0 million for fiscal 2002. This increase was due to strong performance primarily in the Middle East with strong growth coming from Iraq along with ongoing strong training revenues from the Athens Olympics build up. The increase was tempered by weak revenues in mine action business, investigations business and the Latin American business and the lack of a full year's revenues in fiscal 2003.

Cost of revenues. Cost of revenues decreased $9.0 million, or 11.9%, to $66.8 million for fiscal 2003 compared to $75.8 million for fiscal 2002 as fiscal 2003 reflects cost of revenues from ArmorGroup only through November 26, 2003, and cost of revenues from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale. As a percentage of total revenue from discontinued operations, cost of revenues decreased to 70.2% of total revenues from discontinued operations for fiscal 2003 from 77.1% for fiscal 2002. This decrease is a result of the sale of the ArmorGroup Integrated Systems business in April 2003, which has a comparatively low gross margin.

Exclusive of ArmorGroup Integrated Systems, cost of revenues increased $3.9 million, or 6.8%, to $61.6 million for fiscal 2003 compared to $57.7 million for fiscal 2002. Exclusive of ArmorGroup Integrated Systems, cost of revenues as a percentage of total revenue from discontinued operations decreased to 68.2% of total revenues from discontinued operations for fiscal 2003 from 70.4% for fiscal 2002. This decrease in cost of revenues as a percentage of total revenue from discontinued operations was primarily a result of the proportion of the revenue growth coming from expatriate intensive security contracts in Iraq and continued high margin training contracts.

Operating expenses. Operating expenses decreased $10.7 million, or 34.9%, to $19.9 million (20.9% of total revenues from discontinued operations) for fiscal 2003 compared to $30.6 million (31.1% of total revenues from discontinued operations) for fiscal 2002 as fiscal 2003 reflects operating expenses from ArmorGroup only through November 26, 2003, and operating expenses from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale. Exclusive of ArmorGroup Integrated Systems, operating expenses decreased $7.6 million, or 28.1%, to $19.4 million for fiscal 2003 compared to $26.9 million for fiscal 2002. This decrease was due to reduced foreign currency expenses, a reduction in salary costs as a result of the 2002 restructuring and the sale of ArmorGroup on November 26, 2003. In accordance with generally accepted accounting principles, we did not record depreciation or amortization of long-lived assets that were held-for-sale in discontinued operations.

Charge for impairment of long-lived assets. Charge for impairment of long-lived assets was $21.5 million for fiscal 2003 compared to $30.3 million for fiscal 2002. The fiscal 2003 charge related to a $12.4 million reduction in the carrying value of the Services division to its estimated realizable value, the $8.8 million loss on the sale of ArmorGroup and the $366,000 loss on the sale of ArmorGroup Integrated Systems. The 2002 charge was the result of $6.1 million in estimated disposal costs and a $24.2 million reduction in carrying value of the Services Division to the estimated realizable value as required by SFAS 144.

Integration and other charges. Integration and other charges decreased $1.8 million, or 70.4%, to $776,000 for fiscal 2003 compared to $2.6 million for fiscal 2002. This decrease is primarily due to severance payments to certain personnel in the prior year.

Operating loss. Operating losses were $(13.9) million for fiscal 2003, compared to an operating loss of $(41.0) million for fiscal 2002 due to the factors discussed above. Operating loss from the ArmorGroup Integrated Systems business was $(15.0) million for fiscal 2002 primarily due to the $11.9 million charge for impairment of long-lived assets. Excluding the ArmorGroup Integrated Systems business, the balance of the assets held for sale generated an operating loss of $(3.7) million for fiscal 2003 compared to an operating loss of $(26.9) million for fiscal 2002.

Interest expense, net. Interest expense, net decreased $330,000 or 95.4%, to $16,000 for fiscal 2003 compared to $346,000 for fiscal 2002. This decrease was due to decreased utilization of the Services Division's line of credit.

Other expense, net. Other expense, net, was $479,000 for fiscal 2003 compared to $99,000 for fiscal 2002 due primarily to an increase in foreign currency fluctuation losses in fiscal 2003.

Loss from discontinued operations before benefit for income taxes. Loss from discontinued operations before benefit for income taxes was $(14.4) million for fiscal 2003 and $(41.5) million for fiscal 2002 due to the reasons discussed above.

Benefit for income taxes. Income tax benefit was $8.3 million for fiscal 2003 compared to $2.4 million for fiscal 2002. The effective tax rate for fiscal 2003 was a benefit of 57.4% compared to a benefit of 5.9% for fiscal 2002. The income tax benefit of 57.4% for fiscal 2003 was primarily due to a taxable loss realized on the sale of ArmorGroup.

Loss from discontinued operations. Loss from discontinued operations was $(6.1) million for fiscal 2003 compared to a loss from discontinued operations of $(39.0) million for fiscal 2002 due to the factors discussed above.



Quarterly Results

Set forth below are certain unaudited quarterly financial data for each of our last eight quarters and certain such data expressed as a percentage of our revenue for the respective quarters. The information has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to fairly present such quarterly information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.



Quarter Ended

	(In Thousands, Except Per Share Data)							
	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003	Jun 30, 2003	Mar 31, 2003
Revenues:								
Aerospace & Defense	$234,379	$160,238	$129,773	$ 81,008	$ 38,834	$21,136	$15,793	$15,910
Products	65,523	64,659	65,743	53,840	50,802	49,804	49,347	44,007
Mobile Security	37,646	31,906	28,188	26,780	22,521	19,942	16,519	20,557
Total revenue	337,548	256,803	223,704	161,628	112,157	90,882	81,659	80,474
Operating income	47,356	41,735	33,976	22,648	8,381	12,512	6,010	8,826
Interest expense, net	1,591	1,400	2,057	1,728	1,721	1,475	437	379
Other expense (income), net	2,066	154	(390)	115	327	96	16	69
Income from continuing operations before taxes	43,699	40,181	32,309	20,805	6,333	10,941	5,557	8,378
Provision for income taxes	17,345	16,307	14,588	8,177	4,159	4,832	2,079	3,133
Income from continuing operations	26,354	23,874	17,721	12,628	2,174	6,109	3,478	5,245
Income (loss) from discontinued operations, net of provision (benefit) for income taxes	—	—	100	(138)	(7,103)	6	1,135	(158)
Net income (loss)	$ 26,354	$ 23,874	$ 17,821	$ 12,490	$ (4,929)	$ 6,115	$ 4,613	$ 5,087
Net income (loss) per common share - Basic								
Income from continuing operations	$ 0.78	$ 0.73	$ 0.60	$ 0.44	$ 0.08	$ 0.22	$ 0.13	$ 0.18
(Loss) gain from discontinued operations	0.00	0.00	0.00	0.00	(0.25)	0.00	0.04	(0.01)
Basic earnings (loss) per share	$ 0.78	$ 0.73	$ 0.60	$ 0.44	$ (0.17)	$ 0.22	$ 0.17	$ 0.17
Net income (loss) per common share - Diluted								
Income from continuing operations	$ 0.74	$ 0.70	$ 0.57	$ 0.42	$ 0.07	$ 0.22	$ 0.13	$ 0.18
(Loss) gain from discontinued operations	0.00	0.00	0.00	0.00	(0.24)	0.00	0.04	(0.01)
Diluted earnings (loss) per share	$ 0.74	$ 0.70	$ 0.57	$ 0.42	$ (0.17)	$ 0.22	$ 0.17	$ 0.17
Weighted average common shares outstanding								
Basic	33,946	32,861	29,670	28,472	28,195	27,811	27,555	28,964
Diluted	35,555	34,198	31,008	29,934	29,364	28,249	27,836	29,111
Revenues:								
Aerospace & Defense	69.4%	62.4%	58.0%	50.1%	34.6%	23.3%	19.4%	19.8%
Products	19.4	25.2	29.4	33.3	45.3	54.8	60.4	54.7
Mobile Security	11.2	12.4	12.6	16.6	20.1	21.9	20.2	25.5
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating income	14.0	16.3	15.2	14.0	7.5	13.7	7.3	11.0
Interest expense, net	0.5	0.5	0.9	1.1	1.5	1.6	0.5	0.5
Other expense (income), net	0.6	0.1	(0.2)	0.1	0.3	0.1	0.0	0.1
Income from continuing operations before taxes	12.9	15.6	14.4	12.9	5.6	12.0	6.8	10.4
Provision for income taxes	5.1	6.4	6.5	5.1	3.7	5.3	2.5	3.9
Income from continuing operations	7.8	9.3	7.9	7.8	1.9	6.7	4.3	6.5
Income (loss) from discontinued operations, net of provision (benefit) for income taxes	0.0	0.0	0.1	(0.1)	(6.3)	0.0	1.4	(0.2)
Net income (loss)	7.8%	9.3%	8.0%	7.7%	(4.4)%	6.7%	5.7%	6.3%



Liquidity and Capital Resources

On October 29, 2004, we completed the placement of $300 million aggregate principal amount of the 2.00% Senior Subordinated Convertible Notes due November 1, 2024 (the "2% Convertible Notes"). On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 21). The 2% Convertible Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. The 2% Convertible Notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The 2% Convertible Notes will be subject to accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes will bear contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes will be convertible, at the bond holder's option, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. In accordance with generally accepted accounting principles, the 2% Convertible Notes are classified as short term debt. We intend to use the proceeds of the offering to fund acquisitions and for general corporate and working capital purposes, including the funding of capital expenditures. Funds that are not immediately used are invested in money market funds and other investment grade securities until needed.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, of which 75,000,000 shares are designated as common stock and 5,000,000 shares are designated as preferred stock.

On June 15, 2004, we sold 4,000,000 primary shares of common stock at a price of $37.50 per share, raising $142.5 million of net proceeds after deducting the underwriter discounts and commissions. In addition, certain of our directors and officers granted the underwriters a 30-day option to purchase up to 600,000 shares. The 30-day option expired unexercised on July 15, 2004. We intend to use the net proceeds from the offering to fund future acquisitions, to take advantage of business development opportunities, and for general corporate and working capital purposes, including the funding of capital expenditures.

On September 2, 2003, we entered into interest rate swap agreements, which have been designated as fair value hedges as defined under SFAS 133 with a notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on our 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, other assets on the Consolidated Balance Sheet as of December 31, 2004 increased by $195,000 to $6.1 million at December 31, 2004, from $5.9 million at December 31, 2003, which reflected an increase in the fair value of the interest rate swap agreements. The corresponding increase in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge, and, therefore, qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of the 8.25% Notes. The 8.25% Notes are guaranteed by almost all of our domestic subsidiaries, on a senior subordinated basis. The 8.25% Notes have been sold to qualified institutional investors in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. The 8.25% Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. We used a portion of the funds to repay debt, acquire Simula, Inc., Hatch Imports, Inc., ODV, Inc., and Kleen-Bore, Inc., and we intend to use the remaining proceeds of the offering to fund acquisitions and for general corporate and working capital purposes, including the funding of capital expenditures. On March 29, 2004, we completed a registered exchange offer for the 8.25% Notes and exchanged the 8.25% Notes for new 8.25% Notes that were registered under the Securities Act of 1933, as amended.

On August 12, 2003, in concert with our 8.25% Note offering, we entered into a new secured revolving credit facility (the "Credit Facility") with Bank of America, N.A., Wachovia Bank, National Association and a syndicate of other financial institutions arranged by Bank of America Securities, LLC. The Credit Facility consists of a five-year revolving credit facility, and, among other things, provides for (i) total maximum borrowings of $60 million, (ii) a $25 million sub-limit for the issuances of standby and commercial letters of credit, (iii) a $5 million sub-limit for swing-line loans, and (iv) a $5 million sub-limit for multi-currency borrowings. All borrowings under the Credit Facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%, (ii) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the Credit Facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles. On January 9, 2004, we amended our Credit Facility to broaden our ability to make additional open-market purchases of publicly-traded securities subject to certain limitations. On March 29, 2004, we amended our Credit Facility to allow us to pay dividends subject to certain limitations.

As of December 31, 2004, we were in compliance with all of our negative and affirmative covenants contained in the Credit Facility and the indentures governing the 8.25% Notes and the 2% Convertible Notes.

In March 2002, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to a maximum 3.2 million shares of our common stock. In February 2003, the Board of Directors increased this stock repurchase program to authorize the repurchase, from time to time depending upon market conditions and other factors, of up to an additional 4.4 million shares. Through February 10, 2005, we repurchased 3.8 million shares of our common stock under the stock repurchase program at an average price of $12.49 per share, leaving us with the ability to repurchase up to an additional 3.8 million shares of our common stock. Repurchases may be made in the open market, in privately negotiated transactions utilizing various hedging mechanisms including, among others, the sale to third parties of put options for the Company's common stock, or otherwise. At December 31, 2004, we had 34.1 million shares of common stock outstanding.

We expect to continue our policy of repurchasing our common stock from time to time, subject to the restrictions contained in our Credit Facility, the indenture governing the 8.25% Notes and the indenture governing the 2% Convertible Notes. Our Credit Facility permits us to repurchase shares of our common stock with no limitation if our ratio of Consolidated Senior Indebtedness to Consolidated EBITDA (as such terms are defined in the Credit Facility) for any rolling twelve-month period is less than 1.00 to 1. When such ratio is greater than 1.00 to 1, our Credit Facility limits our ability to repurchase shares at $15.0 million. This basket resets to $0 each time the ratio is less than 1.00 to 1. As of December 31, 2004, such ratio was 0.06 to 1. Our indentures governing the 8.25% Notes and the

2% Convertible Notes also permit us to repurchase shares of our common stock, subject to certain limitations, as long as we satisfy the conditions to such repurchase contained therein.

Working capital for continuing operations was $289.6 million and $168.5 million as of December 31, 2004, and December 31, 2003, respectively. The increase in working capital is largely a function of increases in cash from our October 2004 2% Convertible Note offering, our June 2004 $150 equity offering, and increases in inventory of $73.1 million and accounts receivable of $90.5 million to support the growth in revenues from demand for the Up-Armored HMMWV, supplemental armor for other military vehicles, and SAPI plates.

Our fiscal 2004 capital expenditures for continuing operations were $19.4 million. Such expenditures included additional manufacturing and office space, and manufacturing machinery and equipment, leasehold improvements, information technology and communications infrastructure equipment.

We anticipate that the cash on hand, cash generated from operations, and available borrowings under the Credit Facility will enable us to meet liquidity, working capital and capital expenditure requirements during the next 12 months. We may, however, require additional financing to pursue our strategy of growth through acquisitions and we are continuously exploring alternatives. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

Recently Issued Accounting Standards

In April 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 129-1, Disclosure Requirements under FASB Statement No. 129, "Disclosure of Information about Capital Structure," relating to contingently convertible securities ("FSP 129-1"). The purpose of FSP 129-1 is to interpret how the disclosure provisions of FASB Statement No. 129 apply to contingently convertible securities and to their potentially dilutive effects on earnings per share. The guidance in FSP 129-1 is effective April 2004 and applies to all existing and newly created securities. This pronouncement has no effect on us.

On December 16, 2004, the FASB issued FASB Statement No. 123(R), Share-Based Payment (FAS 123(R)). FAS 123(R) revises FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising FAS 123, FAS 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and amends FASB Statement No. 95, "Statement of Cash Flows." FAS 123(R) must be adopted no later than periods beginning after June 15, 2005. We expect to incur approximately $3 million of expense in the second half of 2005 as a result of the adoption of FASB Statement No. 123(R).

In October 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. In December 2004, the FASB issued Staff Position No. 109-1 ("FSP 109-1"), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 and Staff Position No. 109-2 ("FSP 109"), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP 1009-1 clarifies that the manufacturer's tax deduction provided for under the AJCA should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. FSP 109-2 provides accounting and disclosure guidance for the repatriation of certain foreign earnings to a U.S. taxpayer as provided for in the AJCA. Currently, uncertainty remains as to how to interpret numerous provisions of the AJCA. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. We expect to be in a position to make a decision on implementation, if any, later in 2005.

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in Accounting Research Bulleting No. 43, Chapter 4, Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are to be recognized as current-period charges. SFAS 151 is effective for fiscal years beginning after June 15, 2005. SFAS 151 is not expected to have a material impact on our financial statements.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our revenue or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

Off Balance Sheet Arrangements

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10.0 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8.2 million. Annual rental expense related to this agreement is approximately $1.0 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2004:

	Payment Due by Period (In Thousands)				
	Total	Less than 1 years	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt obligations	$157,372	$ 621	$ 927	$ 794	$155,030
Operating lease obligations	34,239	6,711	9,490	5,625	12,413
Other long-term liabilities	1,951	—	1,951	—	—
Total	$193,562	$7,332	$12,368	$6,419	$167,443

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating and financial activities, we are exposed to changes in raw material prices, interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in raw material prices, interest rates, and foreign currency exchange rates through our regular operating and financing activities. We have entered into interest rate swap agreements to reduce our overall interest expense. We do not utilize financial instruments for trading purposes.

Market Rate Risk

The following discussion about our market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security price risk.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relate primarily to borrowings under our 8.25% Notes, our credit facilities and our short-term monetary investments. To the extent that, from time to time, we hold short-term money market instruments, there is a market rate risk for changes in interest rates on such instruments. To that extent, there is inherent rollover risk in the short-term money market instruments as they mature and are renewed at current market



rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, there is no risk of loss of principal in the short-term money market instruments, only a risk related to a potential reduction in future interest income.

On September 2, 2003, we entered into interest rate swap agreements in which we effectively exchanged the $150 million fixed rate 8.25% interest rate on the senior subordinated notes for variable rates in the notional amount of $80 million, $50 million and $20 million at six-month LIBOR, set in arrears, plus 2.75%, 2.75%, and 2.735%, respectively. The agreement involves receipt of fixed rate amounts in exchange for floating rate interest payments over the lives of the agreements without an exchange of the underlying principal amount. The variable interest rates are fixed semi-annually on the fifteenth day of February and August. The six-month LIBOR rate was 3.08% on February 21, 2005. The maturity dates of the interest rate swap agreements match those of the underlying debt. Our objective for entering into these interest rate swaps was to reduce our exposure to changes in the fair value of the senior subordinated notes and to obtain variable rate financing at an attractive cost. Changes in the six-month LIBOR would affect our earnings either positively or negatively. An assumed 100 basis point increase in the six-month LIBOR would increase our interest obligations under the interest rate swaps by approximately $750,000 for a six-month period.

In accordance with SFAS 133, we designated the interest rate swap agreements as perfectly effective fair value hedges and, accordingly, use the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in the fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. On December 31, 2004, we recorded the fair value of the interest rate swap agreements of $6.0 million and recorded the corresponding fair value adjustment to the 8.25% Notes in the other assets and long-term debt sections of the Consolidated Balance Sheets, respectively.

We are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Foreign Currency Exchange Rate Risk. The majority of our business is denominated in U.S. dollars. There are costs associated with our operations in foreign countries that require payments in the local currency. Where appropriate and to partially manage our foreign currency risk related to those payments we receive payment from customers in local currencies in amounts sufficient to meet our local currency obligations. We do not use derivatives or other financial instruments to hedge foreign currency risk.

Risks Associated With International Operations

We have invested substantial resources outside of the United States and plan to continue to do so in the future. The Armor Mobile Security division has invested substantial resources in Europe and South America. These operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, currency risks, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.



FINANCIAL STATEMENTS

Management's Annual Report On Internal Control Over Financial Reporting

Management of Armor Holdings, Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2004 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2004, is effective.

Management has excluded The Specialty Group, Inc. and Bianchi International from our assessment of internal control over financial reporting as of December 31, 2004 because they were acquired by the Company in purchase business combinations during 2004. The Specialty Group, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 9% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Bianchi International is a wholly-owned subsidiary whose total assets and total revenues represent 6% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Attestation Report of Registered Public Accounting Firm

PricewaterhouseCoopers LLP, our independent registered certified public accounting firm that audited the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2004, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 as stated in their report which appears on page F28 – F29.



CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls Over Financial Reporting

Our management, including Warren B. Kanders, Chairman and Chief Executive Officer, and Glenn J. Heiar, Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable Securities and Exchange Commission rules and forms, were effective.

Our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, has also evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth fiscal quarter covered by this annual report.

Management's annual report on internal control over financial reporting and the attestation report of our independent auditors are contained on pages F26 and F28 – F29, respectively, of this annual report.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATIONS

The certifications by the Chief Executive Officer and the Chief Financial Officer of Armor Holdings, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2004 Annual Report on Form 10-K. The 2003 Annual Chief Executive Officer Certification of Armor Holdings, Inc. required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the Chief Executive Officer was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE on August 9, 2004.



REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Armor Holdings, Inc.:

We have completed an integrated audit of Armor Holdings, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements appearing on pages F30 to F77 of this report present fairly, in all material respects, the financial position of Armor Holdings, Inc. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing on page F26 of this report, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made



only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded The Specialty Group, Inc. and Bianchi International from its assessment of internal control over financial reporting as of December 31, 2004 because they were acquired by the Company in purchase business combinations during 2004. We have excluded The Specialty Group, Inc. from our audit of internal control over financial reporting. The Specialty Group, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 9% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. We have also excluded Bianchi International from our audit of internal control over financial reporting. Bianchi International is a wholly-owned subsidiary whose total assets and total revenues represent 6% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

PricewaterhouseCoopers LLP
Jacksonville, Florida
March 6, 2005



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and December 31, 2003
(In Thousands, Except for Share Data)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 421,209	$111,850
Restricted cash	—	2,600
Accounts receivable (net of allowance for doubtful accounts of $3,077 and $1,673)	174,559	72,635
Costs and earned gross profit in excess of billings	893	—
Inventories	176,208	80,527
Prepaid expenses and other current assets	46,935	22,032
Current assets of discontinued operations (Note 2)	—	753
Total current assets	819,804	290,397
Property and equipment (net of accumulated depreciation of $27,917 and $19,046)	77,307	57,576
Goodwill (net of accumulated amortization of $4,024 and $4,024)	262,013	175,707
Patents, licenses and trademarks (net of accumulated amortization of $6,830 and $2,627)	112,459	44,174
Long-term assets of discontinued operations (Note 2)	—	1,603
Other assets	20,768	16,169
Total assets	$1,292,351	$585,626
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 621	$ 32,107
Short-term debt	343,756	498
Accounts payable	69,601	30,304
Accrued expenses and other current liabilities	107,247	58,218
Income taxes payable	9,001	—
Current liabilities of discontinued operations (Note 2)	—	626
Total current liabilities	530,226	121,753
Long-term debt, less current portion	156,751	158,300
Other long-term liabilities	1,951	8,970
Deferred income taxes	38,227	1,238
Total liabilities	727,155	290,261
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 75,000,000 shares authorized; 40,133,870 and 34,337,034 issued; 34,073,648 and 28,276,812 outstanding at December 31, 2004 and December 31, 2003, respectively	402	344
Additional paid-in capital	504,809	318,460
Retained earnings	125,481	44,942
Accumulated other comprehensive income	6,821	3,936
Treasury stock	(72,317)	(72,317)
Total stockholders' equity	565,196	295,365
Total liabilities and stockholders' equity	$1,292,351	$585,626

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002
(In Thousands, Except for Per Share Data)

	December 31, 2004	December 31, 2003	December 31, 2002
Revenues:			
Aerospace & Defense	$605,398	$ 91,673	$ 59,318
Products	249,765	193,960	179,946
Mobile Security	124,520	79,539	65,853
Total Revenues	979,683	365,172	305,117
Costs and Expenses:			
Cost of revenues	714,192	253,586	210,745
Cost of warranty revision	5,000	—	—
Operating expenses	100,261	62,795	49,836
Amortization	4,255	489	245
Integration and other charges	10,260	12,573	5,926
Operating Income	145,715	35,729	38,365
Interest expense, net	6,776	4,012	923
Other expense, net	1,945	508	51
Income From Continuing Operations Before Provision for Income Taxes	136,994	31,209	37,391
Provision for Income Taxes	56,417	14,203	16,054
Income From Continuing Operations	80,577	17,006	21,337
Discontinued Operations (Note 2):			
Loss From Discontinued Operations, Net of Income Tax Benefit	(38)	(6,120)	(39,026)
Net Income (Loss)	$ 80,539	$ 10,886	$(17,689)
Net Income (Loss) Per Common Share – Basic			
Income From Continuing Operations	$ 2.56	$ 0.61	$ 0.70
Loss From Discontinued Operations	0.00	(0.22)	(1.28)
Basic Income (Loss) Per Share	$ 2.56	$ 0.39	$ (0.58)
Net Income (Loss) Per Common Share – Diluted			
Income From Continuing Operations	$ 2.44	$ 0.59	$ 0.69
Loss From Discontinued Operations	0.00	(0.21)	(1.26)
Diluted Income (Loss) Per Share	$ 2.44	$ 0.38	$ (0.57)
Weighted Average Shares – Basic	31,419	28,175	30,341
Weighted Average Shares – Diluted	33,025	28,954	30,957

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2004, 2003 and 2002
(In Thousands)

	Common Stock Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, December 31, 2001	30,857	$331	$301,995	$ 51,745	$(4,473)	$(23,579)	$326,019
Exercise of stock options and distribution of stock awards	528	5	4,135				4,140
Tax benefit from exercises of options			832				832
Sale of put options			525				525
Repurchase of stock	(1,928)					(26,054)	(26,054)
Comprehensive loss:							
Net loss				(17,689)			(17,689)
Foreign currency translation adjustments, net of taxes of $364					304		304
Total comprehensive loss							(17,385)
Balance, December 31, 2002	29,457	336	307,487	34,056	(4,169)	(49,633)	288,077
Exercise of stock options and distribution of stock awards	743	8	9,028				9,036
Tax benefit from exercises of options			1,136				1,136
Extension of stock options related to termination of former Chief Executive Officer			809				809
Repurchase of stock	(1,923)					(22,684)	(22,684)
Comprehensive income:							
Net income				10,886			10,886
Sale of ArmorGroup					3,231		3,231
Foreign currency translation adjustments					4,874		4,874
Total comprehensive income							18,991
Balance, December 31, 2003	28,277	344	318,460	44,942	3,936	(72,317)	295,365
Exercise of stock options and distribution of stock awards	1,797	18	40,582				40,600
Tax benefit from exercises of stock options			4,646				4,646
Issuance of common stock	4,000	40	141,121				141,161
Comprehensive income:							
Net income				80,539			80,539
Foreign currency translation Adjustments, net of taxes of $642					2,885		2,885
Total comprehensive income							83,424
Balance, December 31, 2004	34,074	$402	$504,809	$125,481	$ 6,821	$(72,317)	$565,196

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31, 2004, 2003 and 2002
(In Thousands)

	Year Ended		
	December 31, 2004	December 31, 2003	December 31, 2002
Cash Flows From Operating Activities:			
Income from continuing operations	$ 80,577	$ 17,006	$ 21,337
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	15,051	7,608	5,580
Loss on disposal of fixed assets	864	327	200
Deferred income taxes	4,006	5,025	359
Non-cash termination charge	1,408	2,093	—
Non-cash restricted charges	6,294	7,266	—
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(90,496)	(995)	(2,554)
Increase in inventories	(73,106)	(2,501)	(9,381)
(Increase) decrease in prepaid expenses and other assets	(22,075)	(2,381)	(2,246)
Increase (decrease) in accounts payable, accrued expenses and other current liabilities	74,833	17,043	(3,754)
Increase in income taxes payable	17,324	361	6,745
Net cash provided by operating activities	14,680	50,852	16,286
Cash Flows From Investing Activities:			
Purchase of property and equipment	(19,419)	(8,684)	(5,902)
Purchase of patents and trademarks	(112)	(185)	(69)
Purchase of equity investment	(5,275)	—	—
Proceeds from sale of equity investment	5,823	—	—
Purchase of short-term investment securities	(286,430)	(143,400)	(4,000)
Proceeds from sales of short-term investment securities	286,430	143,400	4,000
Collection of note receivable	2,175	—	—
Decrease (increase) in restricted cash	2,600	(2,600)	—
Sale of business, net of cash disposed	125	31,361	—
Additional consideration for purchased businesses	(33,943)	(1,026)	(9,375)
Purchase of businesses, net of cash acquired	(158,442)	(90,512)	(8,818)
Net cash used in investing activities	(206,468)	(71,646)	(24,164)
Cash Flows From Financing Activities:			
Proceeds from the exercise of stock options	25,192	8,471	4,227
Proceeds from the issuance of common stock	142,500	—	—
Cash paid for common stock offering costs	(1,339)	—	—
Repurchases of treasury stock	—	(22,684)	(26,054)
Proceeds from the sale of put options	—	—	525
Cash paid for financing costs	(6,156)	(4,599)	(326)
Borrowings of short-term debt	341,550	—	—
Borrowings of long-term debt	—	148,278	—
Repayments of long-term debt	(3,381)	(1,688)	(730)
Borrowings under line of credit	24,588	31,830	32,372
Repayments under line of credit	(23,049)	(32,098)	(32,447)
Net cash provided by (used in) financing activities	499,905	127,510	(22,433)
Effect of exchange rate changes on cash and cash equivalents	1,959	833	(126)
Net cash used in discontinued operations	(717)	(8,612)	(4,139)
Net Increase (Decrease) in Cash and Cash Equivalents	309,359	98,937	(34,576)
Cash and Cash Equivalents, Beginning of Period	111,850	12,913	47,489
Cash and Cash Equivalents, End of Period	$ 421,209	$ 111,850	$ 12,913
Cash and Cash Equivalents, End of Period			
Continuing Operations	$ 421,209	$ 111,850	$ 12,913
Discontinued Operations	—	76	3,638
	$ 421,209	$ 111,926	$ 16,551

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Summary of Significant Accounting Policies

The Company and nature of business. Armor Holdings, Inc. and its wholly-owned subsidiaries (the "Company", "we", "our", "us") is a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft armor and land vehicle armor systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products, vehicle armor systems and human safety and survival systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals.

Effective in the first quarter 2004, we instituted a new segment reporting format to include three reportable business divisions: Aerospace & Defense Group, the Products Division and the Mobile Security Division. The Aerospace & Defense Group was formed upon the completion of our acquisition of Simula, Inc. on December 9, 2003. The Aerospace & Defense Group also includes the military business, including armor and blast protection systems ("up-armoring") for their High Mobility Multi-purpose Wheeled Vehicles ("Up-Armored HMMWV," commonly known as the Humvee), and other military vehicle armor programs, which previously were included in our Mobile Security Division. The Aerospace & Defense Group also includes the small arms protection insert ("SAPI") plate produced by our Protech subsidiary in Pittsfield, Massachusetts, which was previously reported as part of the Products Division. The historical results of these businesses have been reclassified as part of the Aerospace & Defense Group. This reporting change was made to better reflect management's approach to operating and directing the businesses, and, in certain instances, to align financial reporting with our market and customer segments. Prior period segment data has been restated to conform to the 2004 presentation. ArmorGroup Services has been classified as discontinued operations. The amounts disclosed in the footnotes are related to continuing operations unless otherwise indicated.

Continuing Operations

Aerospace & Defense. Our Aerospace & Defense Group supplies human safety and survival systems to the U.S. military, and major Aerospace & Defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for Up-Armored HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of approximately 8,350 Up-Armored HMMWVs. Additionally, we provide blast and ballistic protection kits for the standard HMMWVs, which are installed on existing equipment in the field. Our Aerospace & Defense Group was subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the High Mobility Artillery Rocket System ("HIMARS"), a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003 and continued in 2004. We also supply armor sub-systems for other tactical wheeled vehicles.

Through Simula, we provide military helicopter seating systems, helicopter cockpit airbag systems, aircraft armor and land vehicle armor kits for the HMMWV, Heavy Expanded Mobility Tactical Truck ("HEMTT"), Paletized Load System ("PLS"), Heavy Equipment Transporter ("HET"), M915 and Armored Security Vehicle ("ASV"), body armor and other protective equipment for military personnel, emergency bailout parachutes and survival ensembles worn by military aircrew. The primary customers for our products are the U.S. Army, U.S. Marine Corps, Boeing, and Sikorsky Aircraft. Most of Simula's aviation safety products are provided on a sole source basis. The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and Afghanistan. Simula was the developer of this specialized product called SAPI, and one of the largest suppliers to U.S. forces. We also provide ceramic body armor from our Protech subsidiary based in Pittsfield, Massachusetts.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The Specialty Group, Inc. ("Specialty Defense"), with operations in Pennsylvania, Tennessee, and Kentucky, is a supplier to military and law enforcement customers in the United States and overseas. Specialty Defense manufactures, among other things, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests ("OTVs") and Warrior Helmets. Specialty Defense's core products are made of Kevlar(R) and heavy-duty nylon fabric and webbing and require special cutting and sewing techniques. Specialty Defense is currently the largest supplier of MOLLE systems for the U.S. Army. The MOLLE system consists of a modular rucksack with removable compartments and components and a fighting load vest with removable pockets for the Rifleman, Pistol, Squad Automatic Weapon Gunner, Medic and Grenadier configurations. Specialty Defense manufactures OTVs, which, when used with SAPI plates, provide enhanced armor protection for U.S. armed forces against mines, grenades, mortar shells, artillery fire and rifle projectiles. Specialty Defense is one of the three largest suppliers of Warrior Helmets for the U.S. Army. Specialty Defense also manufactures NATO PASGT helmets, the Advanced Combat Vehicle Crewman helmet and the Warrior Helmet (the U.S. Army's next generation helmet), along with related liners and accessories.

Products. Our Products Division manufactures and sells a broad range of high quality security products, equipment and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves. Our Products Division's products are marketed under brand names that are well established in the military and law enforcement communities such as AMERICAN BODY ARMOR(TM), XTREME(R), MATRIX(R), B-SQUARE(R), BREAK FREE(R), CLP(R), DEFENSE TECHNOLOGY/FEDERAL LABORATORIES(R), DEF-TEC PRODUCTS(TM), DISTRACTION DEVICE(R), FEDERAL LABORATORIES(R), FERRET(R), FIRST DEFENSE(R), IDENTICATOR(R), IDENTIDRUG(R), LIGHTNING POWDER(R), MONADNOCK(R), NIK(R), PROTECH(TM), QUIKSTEP LADDERS(TM), PORTAL LADDERS(TM), QUICKSHIELD(TM), SAFARILAND(R), SPEEDFEED(R), 911EP(R), DESIGN(R), ODV(TM), KLEEN-BORE(TM), GREGORY(R), BIANCHI(R), NYLOK(R), ACCUMOLD(R), ACCUMOLD ELITE(TM), RANGER(TM) and PEACEKEEPER(R). Our Products Division's security products are marketed through an extensive network of approximately 260 domestic distributors and 200 international distributors, and through a sales force of approximately 40 representatives and specialists under brand names that are well established in the military and law enforcement communities.

Mobile Security. Our Mobile Security Division manufactures and installs armoring systems for commercial vehicles to protect against varying degrees of ballistic and blast threats. Under the brand name O'GARA-HESS & EISENHARDT ARMORING COMPANY(TM), ARMOR MOBILE SECURITY FRANCE, ARMOR MOBILE SECURITY GERMANY and IMPAK(TM), our Mobile Security Division armors a variety of commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our Mobile Security Division's customers include U.S. federal law enforcement and intelligence agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

Discontinued Operations

On July 2, 2004, we sold the security consulting division of our litigation support services subsidiary, New Technologies Armor, Inc. ("NTI"), which was the last remaining business in discontinued operations. The remaining division in NTI, consisting primarily of training services, has been included as part of the Products Division segment, where management now resides. This business represented the last remaining business in the Services Division. The assets and liabilities of the Services Division have been classified as assets and liabilities of discontinued operations on our consolidated balance sheets and the results of their operations classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations. In the second quarter of 2004, we recorded

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

an impairment charge of $1.4 million in integration and other charges in continuing operations to reduce the carrying value of remaining portion of NTI to its estimated fair value.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in total consideration to a group of private investors led by Granville Baird Capital Partners of London, England and management. We received $31,360,000 in cash at closing and a note receivable of $2,300,000, which we collected in full in the year ended December 31, 2004. We recorded a loss of $8.8 million on the sale in the fourth quarter of 2003 primarily due to unrealized foreign currency translation loss. In accordance with generally accepted accounting principles, unrealized foreign currency translation gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwav Integration Services, Inc. ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in April 2005, of which we have received $475,000 through December 31, 2004, and a warrant for approximately 2.5% of AIS. We recorded a loss of $366,000 on the sale in the second quarter of 2003.

Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In consolidation, all material inter-company balances and transactions have been eliminated. Results of operations of companies acquired in transactions accounted for under the purchase method of accounting are included in the financial statements from the date of the acquisition.

Cash and cash equivalents. We consider all highly liquid investments purchased with maturities of three months or less, at date of purchase, to be cash equivalents.

Restricted cash. Restricted cash at December 31, 2003 includes $2.6 million held in trust for the benefit of the Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 bondholders. On January 2, 2004, the restrictions were released and the funds were used to pay off the bonds in full.

Concentration of credit risk. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We maintain our cash and cash equivalents with what we believe to be various high quality banks and in AAA rated securities. Amounts held in individual banks may periodically exceed, for brief time periods, federally insured amounts. Our accounts receivable consist of amounts due from customers and distributors located throughout the world. International product sales generally require cash in advance or confirmed letters of credit on U.S. banks. We maintain reserves for potential credit losses. As of December 31, 2004 and 2003, management believes that we have no significant concentrations of credit risk excluding the U.S. military.

Inventories. Inventories are stated at the lower of cost or market determined on the first-in, first-out ("FIFO") method.

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates fair value at December 31, 2004 and 2003. The fair value of debt was estimated based on quoted market prices. See the table below for the carrying amount and fair value of our public debt as at December 31, 2004 and 2003, respectively.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
8.25% Senior Subordinated Notes due 2013	$147,850	$168,000	$147,600	$161,250
2.00% Senior Subordinated Convertible Notes due November 1, 2004	341,579	396,384	—	—
	$489,429	$564,384	$147,600	$161,250

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair-value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, non-current other assets on the Consolidated Balance Sheet as of December 31, 2004 increased by $195,000, which reflected an increase in the fair value of the interest rate swap agreements to $6.1 million. The corresponding increase in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

Property and equipment. Property and equipment are carried at cost less accumulated depreciation. Upon disposal of property and equipment, the appropriate accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in consolidated earnings. Depreciation is computed using the straight-line method over the estimated lives of the related assets as follows:

Buildings and improvements	5 – 39 years
Machinery and equipment	3 – 7 years

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $209.0 million in goodwill resulting from acquisitions made by the Company subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). See also Impairment and Recent Accounting Pronouncements which follows. The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2004.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their useful lives. See Note 5 which follows for information on our identified intangibles.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Deferred charges. Deferred charges consist of costs related to the issuance of certain financing arrangements. Amortization of deferred charges is charged to interest expense over the respective lives of the applicable financing arrangement. Deferred charges are included in other assets on the Consolidated Balance Sheets.

Impairment. Long-lived assets, including certain identifiable intangibles and goodwill, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management has reviewed our long-lived assets and has taken impairment charges of $1.4 million in fiscal 2004, $12.4 million in fiscal 2003 and $30.3 million in fiscal 2002 to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be generally by undiscounted operating cash flows estimated over the remaining useful lives of the related long-lived assets or estimated realizable amounts on assets of discontinued operations. Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

Research and development. We view our research and development efforts as critical to maintaining a leadership position in the security products and vehicle armoring markets. The continuously evolving threats of today demand the advancement and application of state-of-the-art technology to ensure proper protection of our customers. Our research and development occurs primarily under fixed-price or cost-plus, government funded contracts as well as Company-sponsored efforts. We seek to offer superior quality and advanced products and systems to our customers at competitive prices. To achieve this objective, we engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products. We also design and develop new products in an ongoing effort to anticipate and meet our customers' evolving needs.

We employ scientific, engineering and other personnel to improve our existing product lines and to develop new products and technologies in the same or related fields. To maximize efficiency, we utilize important relationships with outside testing laboratories, companies and often times our key clients. Research and development costs include salaries and benefits of research and development personnel, testing and certification, and other research and development related costs. Research and development costs are included in operating expenses as incurred and for fiscal 2004, 2003 and 2002, approximated $8,866,000, $4,015,000 and $2,968,000, respectively.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, potential liabilities related to tax filings in the ordinary course of business, and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. At December 31, 2004 and 2003, certain of our non-U.S. subsidiaries have unremitted earnings of approximately $10.7 million and $4.6 million, respectively, on which we have not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Revenue recognition. We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record Aerospace & Defense Group revenue related to government contracts which results principally from fixed price contracts and is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met when the Company ships products to its customers. Up-Armored HMMWV units sold to the U.S. Government are considered sold when the onsite Department of Defense officer finishes the inspection of the Up-Armored HMMWV, approves it for delivery and shipment occurs. Revenues related to nonrefundable license fees that are payable at the initiation of a licensing agreement are recognized immediately in income when received or when collectibility is reasonably assured, provided that there are no future obligations or performance requirements. Non-refundable license fees that are in essence, a prepayment of future royalties, are recognized as revenue on a straight-line basis over the term of the initial license.

We record revenue of the Aerospace & Defense Group and Mobile Security Division when a vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of Up-Armored HMMWVs to the U.S. Government, which continues through 2008. Revenue from large commercial contracts is recognized on the percentage of completion, units-of-work performed method. Should large commercial contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. Current contracts are profitable.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

Allowance for Doubtful Accounts. We encounter risks associated with sales and the collection of the associated accounts receivable. As such, we review our accounts receivable aging on a monthly basis and determine a provision for accounts receivable that is considered to be uncollectible. In order to calculate the appropriate monthly provision, we primarily review accounts greater than ninety days past due and estimate the amount that is uncollectible.

Periodically, we compare the identified credit risks with the allowance that has been established using historical experience and adjust the allowance accordingly.

Warranty. Warranty costs are generally recorded as a component of cost of sales and accrued expenses in our consolidated financial statements. The amount recognized is based on historical claims cost experience. See Note 22 regarding our recently announced warranty revision and product exchange program to our Zylon(R)-containing vests.

Advertising. We expense advertising costs as expense in the period in which they are incurred.

Earnings per share. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding compounding the effects of all potentially dilutive common stock equivalents, principally options, except in cases where the effect would be anti-dilutive.

Comprehensive income and foreign currency translation. In accordance with Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The cumulative translation adjustment, net of tax, which represents the effect of translating assets and liabilities of our foreign operations is $6,821,000 and $3,936,000 for the years ended December 31, 2004 and 2003, respectively, and is classified as accumulated other comprehensive loss. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Stock options and grants. Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue to account for employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. Restricted stock awards are generally recorded as compensation expense over the vesting periods based on the market value on the date of grant.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for fiscal 2004, 2003 and 2002 consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003	2002
	(In Thousands, Except Per Share Data)		
Net income (loss) as reported	$80,539	$10,886	$(17,689)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,717)	(4,157)	(5,053)
Add: Employee compensation expense for modification of stock option awards included in report net income, net of income taxes	57	506	—
Pro-forma net income (loss)	$73,879	$ 7,235	$(22,742)
Earnings (loss) per share:			
Basic – as reported	$ 2.56	$ 0.39	$ (0.58)
Basic – pro forma	$ 2.35	$ 0.26	$ (0.75)
Diluted – as reported	$ 2.44	$ 0.38	$ (0.57)
Diluted – pro forma	$ 2.24	$ 0.25	$ (0.74)

Reclassifications. Certain reclassifications have been made to the 2003 and 2002 financial statements in order to conform to the presentation adopted for 2004. These reclassifications had no effect on net income or retained earnings.

Recent accounting pronouncements.

In April 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 129-1, Disclosure Requirements under FASB Statement No. 129, "Disclosure of Information about Capital Structure," relating to contingently convertible securities ("FSP 129-1"). The purpose of FSP 129-1 is to interpret how the disclosure provisions of FASB Statement No. 129 apply to contingently convertible securities and to their potentially dilutive effects on earnings per share. The guidance in FSP 129-1 is effective April 2004 and applies to all existing and newly created securities. This pronouncement has no effect on us.

On December 16, 2004, the FASB issued FASB Statement No. 123(R), Share-Based Payment (FAS 123(R)). FAS 123(R) revises FASB Statement No. 123, Accounting for Stock-Based Compensation



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising FAS 123, FAS 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and amends FASB Statement No. 95, "Statement of Cash Flows." FAS 123(R) must be adopted no later than periods beginning after June 15, 2005. We expect to incur approximately $3 million of expense in the second half of 2005 as a result of the adoption of FASB Statement No. 123(R).

In October 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. In December 2004, the FASB issued Staff Position No. 109-1 ("FSP 109-1"), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 and Staff Position No. 109-2 ("FSP 109"), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP 1009-1 clarifies that the manufacturer's tax deduction provided for under the AJCA should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. FSP 109-2 provides accounting and disclosure guidance for the repatriation of certain foreign earnings to a U.S. taxpayer as provided for in the AJCA. Currently, uncertainty remains as to how to interpret numerous provisions of the AJCA. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. We expect to be in a position to make a decision on implementation, if any, later in 2005.

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), Inventory Costs - an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in Accounting Research Bulleting No. 43, Chapter 4, Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are to be recognized as current-period charges. SFAS 151 is effective for fiscal years beginning after June 15, 2005. SFAS 151 is not expected to have a material impact on our financial statements.

2. Discontinued Operations

On July 2, 2004, we sold the security consulting division of our litigation support services subsidiary, NTI, which was the last remaining business in discontinued operations. The remaining division in NTI, consisting primarily of training services, has been included as part of the Products Division segment, where management now resides. This business represented the last remaining business in our ArmorGroup Services Division (the "Services Division"). The assets and liabilities of the Services Division have been classified as assets and liabilities of discontinued operations on our consolidated balance sheets and the results of their operations classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations. In the second quarter of 2004, we recorded an impairment charge of $1.4 million in integration and other charges in continuing operations to reduce the carrying value of remaining portion of NTI to its estimated fair value. We had no discontinued operations at December 31, 2004.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in total consideration to a group of private investors led by Granville Baird Capital Partners of London, England and management. We received $31,360,000 in cash at closing and a note receivable of $2,300,000, which we collected in full in fiscal 2004. We recorded a loss of $8.8 million on the sale in the fourth quarter of 2003. In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

Based upon our analysis and discussions with our advisors regarding the estimated realizable value, net of selling costs, of the Services Division, we reduced its carrying value and recorded net



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

impairment charges of $1.4 million, $12.4 million and $30.3 million in fiscal 2004, 2003 and 2002, respectively. The 2003 impairment charges consisted of a non-cash goodwill reduction. The fiscal 2002 impairment charges consisted of approximately $6.1 million in estimated disposal costs and a $24.2 million non-cash goodwill reduction. The benefit for income taxes for discontinued operations was $8.3 million and $2.4 million for fiscal 2003 and 2002, respectively. The reductions in the carrying value of the Services Division were management's best estimate based upon the information currently available, including discussions with our investment bankers.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to AIS. AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in April 2005 and a warrant for approximately 2.5% of AIS. $475,000 of the balance due was paid in advance through fiscal 2004. In accordance with SFAS 144, we recorded a loss of $366,000 on the sale in fiscal 2003.

On July 15, 2002, we announced plans to sell the Services division and the retention of Merrill Lynch & Company to assist in the sale. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS 144"), the assets and liabilities of the Services division have been classified as held for sale, with its operating results in the current and prior periods reported in discontinued operations for fiscal 2004, 2003 and 2002. Cyconics International Training Services, Inc., a subsidiary providing certain training services, formerly reported as a part of the Services Division is not included in the amounts classified as assets held for sale. The assets and liabilities as well as the operating results of Cyconics International Training Services, Inc. have been reclassified to the Products Division where management oversight currently resides.

In January 2001, our management approved a restructuring plan to close its U.S. investigative businesses, realign the division's organization, eliminate excess facilities and reduce overhead in its businesses worldwide. In connection with this restructuring plan, the division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, ArmorGroup i) eliminated 26 employees, primarily from its investigative businesses, ii) eliminated an additional 24 employees from its security business, iii) incurred lease and other exit costs as a result of the closure of its investigative businesses, and iv) wrote-down the value of both tangible and intangible assets as a result of the impairment review. All of the significant actions contemplated by the restructuring plan have been completed.

As a result of the 2001 restructuring plan, we recorded a pre-tax charge of $10.3 million in 2001. As of December 31, 2004, we had no remaining liability after fiscal 2004 utilization of $140,000 relating to lease termination costs.

The following is a summary of the operating results of the discontinued operations for the years ended December 31, 2004, 2003 and 2002.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2004	December 31, 2003	December 31, 2002
		(In Thousands)	
Revenue	$1,733	$ 95,124	$ 98,263
Cost of revenues	697	66,780	75,779
Gross profit	1,036	28,344	22,484
Operating expenses	821	19,910	30,588
Charge for impairment of long-lived assets	—	21,535	30,296
Integration and other charges	—	776	2,623
Operating income (loss)	215	(13,877)	(41,023)
Interest expense, net	2	16	346
Other expense, net	273	479	99
Loss from discontinued operations before income tax benefit	(60)	(14,372)	(41,468)
Income tax benefit[a]	(22)	(8,252)	(2,442)
Loss from discontinued operations	$ (38)	$ (6,120)	$(39,026)

a) Fiscal 2002 income taxes exclude additional expense of $1,475,000 per paragraphs 26 and 27 of SFAS No. 109 included in income from continuing operations on a consolidated basis.

The following is a summary of the assets and liabilities of our discontinued operations:

	December 31, 2004	December 31, 2003
	(In Thousands)	
Assets		
Cash and cash equivalents	$—	$ 76
Accounts receivable, net	—	549
Other current assets	—	128
Total current assets	—	753
Property and equipment, net	—	1,206
Goodwill, net	—	356
Other assets	—	41
Total assets of discontinued operations	$—	$2,356
Liabilities		
Current portion of long-term debt	$—	$ 125
Accounts payable	—	5
Accrued expenses and other current liabilities	—	496
Total current liabilities	—	626
Total liabilities of discontinued operations	$—	$ 626



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

3. Comprehensive Income

The components of comprehensive income (loss), net of tax expense (benefit) of $642,000, zero and ($364,000) for the years ended December 31, 2004, 2003 and 2002, respectively, are listed below:

	December 31, 2004	December 31, 2003	December 31, 2002
		(In Thousands)	
Net income (loss)	$80,539	$10,886	$(17,689)
Other comprehensive income (loss):			
Sale of ArmorGroup	—	3,231	—
Foreign currency translations, net of tax	2,885	4,874	304
Comprehensive income (loss)	$83,424	$18,991	$(17,385)

In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

4. Business Combinations

We have completed numerous purchase business combinations for cash and/or shares of our common stock and assumption of liabilities in certain cases. In the three years ended December 31, 2004, the following acquisitions were completed:

	Total Consideration	Shares Issued	Value of Shares
	(In Thousands, Except Shares Issued)		
2004			
Aggregate 2004 acquisitions, net of cash (1)	$158,442	—	—
Additional purchase price paid/issued for deferred consideration/repayment of debt (2)	33,943	—	—
	$192,385	—	—
2003			
Aggregate 2003 acquisitions, net of cash (3)	$ 90,512	—	—
Additional purchase price paid/issued for acquisition earnouts	1,026	—	—
	$ 91,538	—	—
2002			
Aggregate 2002 acquisitions, net of cash (4)	$ 8,818	—	—
Additional purchase price paid/issued for acquisition earnouts	9,375	—	—
	$ 18,193	—	—

(1) Includes Vector Associates, Inc. (dba ODV, Inc.), Kleen-Bore, Inc., The Specialty Group, Inc., and Bianchi International.

(2) Includes the repayment of $31.1 million of Simula bonds, plus accrued interest thereon, in January 2004.

(3) Includes Simula, Inc. and Hatch Imports, Inc.

(4) Includes Speedfeed, Inc., Foldable Products Group, B-Square, Inc., Evi-Paq, Inc., Trasco Bremen and 911 Emergency Products.

As described in Note 1, on November 18, 2004, we acquired all of the outstanding stock of Specialty Defense for $92 million in cash, which includes the assumption of certain outstanding debt. As a result of the Specialty Defense acquisition, we expect to: (1) strengthen our position as a leading mid-tier

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) combine Specialty Defense's high volume manufacturing capacity and their established reputation as a leader in MOLLE systems, OTVs and Warrior Helmets, with some of our existing proprietary technology to compete aggressively in solicitation for vests; (4) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (5) offer opportunities for cost reduction through integration savings and rationalization of operations.

On December 30, 2004, we acquired all of the outstanding stock of Bianchi International ("Bianchi") for $60 million in cash. Bianchi is a manufacturer and supplier of duty and concealment holsters, belts and accessories under the Bianchi® brand name used primarily by law-enforcement, private security and military personnel. A supplier of the SPEAR rucksack system for U.S. Special Operations Forces, Bianchi is also a market leader in medium and large technical internal frame backpacks and high-end daypacks, satchels and carrying cases under the Gregory® brand name. Bianchi will be included in the Products Division.

As a result of the Bianchi acquisition, we expect to: (1) strengthen our position as a leading supplier of holsters, belts and accessories; (2) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (3) offer opportunities for cost reduction through integration savings and rationalization of operations.

On December 9, 2003, we acquired all of the outstanding stock of Simula, for approximately $84.8 million in cash including transaction costs. Simula is a safety technology company that supplies human safety and survival systems to all branches of the United States military, major aerospace and defense prime contractors. Its core markets are military aviation safety, military personnel safety, and land and marine safety. Simula is a provider of military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and technologies used to protect humans in a variety of life-threatening or catastrophic situations.

As a result of the Simula acquisition, we expect to: (1) strengthen our position as a leading mid-tier defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) diversify our business mix by adding fixed-wing and rotorcraft crashworthy seating; (4) combine body armor capabilities of Simula and PROTECH, one of our subsidiaries, supplementing our position in the SAPI market; (5) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (6) offer opportunities for cost reduction through integration savings and rationalization of operations.

The acquisitions were accounted for as purchase business combinations, and accordingly, the results of operations were included in our financial statements after the acquisition date. The costs to acquire Specialty Defense, Bianchi and other businesses acquired during the year ended December 31, 2004, have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	Specialty Defense	Bianchi	Other Acquisitions	Total
	(In Thousands)			
Working capital, net of cash	$ 15,801	$ 5,604	$(1,213)	$ 20,192
Property and equipment	7,860	1,033	15	8,908
Other long-term assets	541	32	—	573
Assumed notes payable	(983)	—	—	(983)
Deferred tax liability	(14,170)	(13,098)	—	(27,268)
Customer-related intangibles	12,200	19,671	185	32,056
Technology-related intangibles	1,900	2,777	—	4,677
Marketing-related intangibles	16,300	15,830	2,084	34,214
Goodwill	50,243	28,528	7,302	86,073
	$ 89,692	$ 60,377	$ 8,373	$158,442

The customer-related intangible assets relate to acquired customer relationships and are being amortized over a twelve-year weighted-average useful life on a straight-line basis. The technology-related intangible asset relates to certain acquired patents and is being amortized over an eight-year weighted-average useful life on a straight-line basis. The marketing-related intangible asset relates to acquired trade names and trademarks and has an indefinite useful life. The goodwill acquired in the acquisitions of Specialty Defense and Bianchi is not deductible for tax purposes. The goodwill acquired for other businesses acquired during the year ended December 31, 2004, is tax deductible.

Unaudited Pro forma Results. Businesses acquired are included in consolidated results from the date of acquisition. Pro forma results of the 2004 acquisitions of Vector Associates, Inc. (dba ODV, Inc.), Kleen-Bore, Inc. and the 2003 acquisition of Hatch Imports, Inc. are not presented, as they would not differ by a material amount from actual results. The following unaudited pro forma consolidated results are presented to show the results on a pro forma basis as if the 2004 acquisitions of Specialty Defense and Bianchi and the 2003 acquisition of Simula had been made as of January 1, 2003:

	2004	2003
	(In Thousands, Except Per Share Data)	
Revenues from continuing operations	$1,073,978	$518,016
Net income from continuing operations	$ 86,347	$ 24,353
Basic earnings per share from continuing operations	$ 2.60	$ 0.76
Diluted earnings per share from continuing operations	$ 2.48	$ 0.74
Weighted average shares — basic	33,244	32,175
Weighted average shares — diluted	34,850	32,954



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

5. Goodwill and Identified Intangible Assets

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, are as follows:

	Aerospace & Defense	Products	Mobile Security	Total
		(In Thousands)		
Balance at December 31, 2002	$ 32,133	$ 60,143	$6,460	$ 98,736
Goodwill acquired during year	72,816	3,976	—	76,792
Foreign currency translation and other adjustments	—	286	(107)	179
Balance at December 31, 2003	104,949	64,405	6,353	175,707
Goodwill acquired during year	50,243	35,830	—	86,073
Foreign currency translation and other adjustments	(879)	1,057	55	233
Balance at December 31, 2004	$154,313	$101,292	$6,408	$262,013

Included in patents, licenses and trademarks in the accompanying consolidated balance sheets are the following intangible assets as of December 31, 2004:

	Customer Relationships	Technology	Marketing	Total
Gross amount	$58,454	$14,711	$46,124	$119,289
Accumulated amortization	(2,796)	(1,461)	(2,573)	(6,830)
Net amount	$55,658	$13,250	$43,551	$112,459

Included in marketing are approximately $41.2 million of marketing-related intangible assets that have indefinite lives.

We anticipate recording amortization expense of the following in future periods:

Year	(In Thousands)
2005	$ 8,158
2006	8,157
2007	8,157
2008	8,155
2009	7,466
Thereafter	31,117
	$71,210



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

6. Inventories

The components of inventory as of December 31, 2004 and 2003, are as follows:

	2004	2003
	(In Thousands)	
Raw materials	$ 97,528	$40,397
Work-in-process	51,137	25,422
Finished goods	27,543	14,708
	$176,208	$80,527

7. Property and Equipment

Property and equipment as of December 31, 2004 and 2003, are summarized as follows:

	2004	2003
	(In Thousands)	
Land	$ 6,096	$ 5,940
Buildings and improvements	39,308	29,776
Machinery and equipment	53,947	40,906
Construction in process	5,873	—
Total	105,224	76,622
Accumulated depreciation	(27,917)	(19,046)
	$ 77,307	$ 57,576

Depreciation expense for the years ended December 31, 2004, 2003 and 2002, was approximately $9,645,000, $5,719,000 and $4,953,000, respectively.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2004 and 2003, are summarized as follows:

	2004	2003
	(In Thousands)	
Accrued expenses	$ 70,869	$40,787
Customer deposits	32,317	14,651
Deferred consideration for acquisitions	4,061	2,780
	$107,247	$58,218

9. Short and Long Term Debt

Short Term Debt

On October 29, 2004, we completed the placement of $300 million aggregate principal amount of 2.00% Senior Subordinated Convertible Notes due November 1, 2024 ("2% Convertible Notes"). On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. At December 31, 2004, the carrying amount of the 2% Convertible Notes was $341.6 million. The 2% Convertible Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 21). The 2% Convertible Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services,



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

respectively. The 2% Convertible Notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The 2% Convertible Notes will be subject to accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes will bear contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes will be convertible, at the bond holder's option, at any time prior to maturity, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. In accordance with generally accepted accounting principles, the 2% Convertible Notes are classified as short term debt.

On March 12, 2003, we entered into a collateralized revolving credit facility with Corporacion Financiera to provide for working capital needs for our Colombia facility. In 2004, we expanded the collateralized revolving credit facility with five additional Colombian banks. The credit facility is a one-year revolving credit facility and, among other things, provides for total maximum borrowings of 5.5 billion Colombian Pesos (US $2.3 million based on the exchange rate as of December 31, 2004). All borrowings under the credit facility bears interest at a rate equal to the Colombian Central Bank rate based on averages of 30 day loans, plus an applicable margin ranging from 3.5% to 4.0%. The Credit Facility is guaranteed by a US $100,000 standby letter of credit and bank signature notes.

Long Term Debt

	2004	2003
	(In Thousands)	
Credit facility (a)	$ —	$ —
8.25% Senior Subordinated Notes due 2013 (b)	147,850	147,600
Senior Subordinated Convertible Notes for Simula (c)	—	31,135
Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989, paid in full in January 2004	—	2,600
Note payable in annual principal and interest installments of $200 through January 2013, with an interest rate of 5%	1,377	1,508
Note to former officer payable in monthly principal and interest installments of $7 through December 2009, with an imputed interest rate of 9.25%	310	359
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $4 through August 2005, with an imputed interest rate of 9.2%	31	73
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $36 through April 2005, with an imputed interest rate of 7.35%	141	542
Note payable in monthly principal and interest installments of $15 through May 2008, with an interest rate of 3%	642	739
Mortgage payable in monthly principal and interest installments of $12 through November 2013, with an interest rate of 6.25%	975	—
Plus fair value of interest rate swaps (d)	6,046	5,851
	$157,372	$190,407
Less current portion	(621)	(32,107)
	$156,751	$158,300



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(a) Credit Facility — On August 12, 2003, we terminated our existing credit facility and entered into a new collateralized revolving credit facility with Bank of America, N.A., Wachovia Bank, N.A. and Key Bank, N.A. The new credit facility is a five-year revolving credit facility and, among other things, provides for: 1) total maximum borrowings of $60 million; 2) a $25 million sub-limit for the issuances of standby and commercial letters of credit; 3) a $5 million sub-limit for swing-line loans; and 4) a $5 million sub-limit for multi-currency borrowings. All borrowings under the new credit facility will bear interest at either 1) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%; 2) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%; or 3) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the new credit facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles. On January 9, 2004, we amended our Credit Facility to broaden our ability to make additional open-market purchases of publicly-traded securities subject to certain limitations. On March 29, 2004, we amended our Credit Facility to allow us to pay dividends subject to certain limitations.

(b) 8.25% Senior Subordinated Notes due 2013 — On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 (the "8.25% Notes"). The 8.25% Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 21). The 8.25% Notes have been sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. The 8.25% Notes were rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. During 2003, we used a portion of the funds to acquire Simula, Inc. and Hatch Imports, Inc., and we intend to use the remaining proceeds of the offering to fund acquisitions, repay a portion of our outstanding debt and for general corporate and working capital purposes, including the funding of capital expenditures. Interest on the 8.25% Notes is payable semiannually on the fifteenth of February and August of each year. The 8.25% Notes were issued at a discount of approximately $2.5 million to investors. The 8.25% Notes may be redeemed at our option in whole or in part on a pro-rata basis, on and after August 15, 2008, at certain specified redemption prices plus accrued interest payable to the redemption date.

(c) Senior Subordinated Convertible Notes for Simula — On December 9, 2003, we purchased Simula. In 1997, Simula completed a public offering of $34.5 million of 8% Senior Subordinated Convertible Notes. On January 5, 2004, the 8% Senior Subordinated Convertible Notes were paid-in-full. That balance of these notes in included in the current portion of long-term debt in 2003.

(d) Fair Value of Interest Rate Swaps — On September 2, 2003, we entered into interest rate swap agreements, designated as a fair value hedge as defined under SFAS 133 with an aggregate notional amount totaling $150 million. The agreements were entered to exchange the fixed interest rate on the 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. At December 31, 2004, the six-month LIBOR was 2.78%. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

changes in the market interest rate. The fair value of the interest rate swap agreements was approximately $6.0 million at December 31, 2004. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in earnings associated with the interest rate swap agreements on the 8.25% Notes.

Maturities of long-term debt are as follows:

Year	(In Thousands)
2005	$ 621
2006	452
2007	475
2008	454
2009	340
Thereafter	155,030
	$157,372



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

10. Derivative Financial Instruments

We account for derivative instruments in accordance with SFAS 133, which requires all freestanding and embedded derivative instruments to be measured at fair value and recognized on the balance sheet as either assets or liabilities. In addition, all derivative instruments used in hedging relationships must be designated, reassessed and accounted for as either fair value hedges or cash flow hedges pursuant to the provisions of SFAS 133.

We hedge the fair value of our 8.25% Notes using interest rate swaps. We enter into these derivative contracts to manage fair value changes that could be caused by our exposure to interest rate changes. On September 2, 2003, we entered into interest rate swap agreements, designated as fair value hedges as defined under SFAS 133, with an aggregate notional amount totaling $150 million. The interest rate swaps mature on August 15, 2013. The agreements were entered into to exchange the fixed interest rate of 8.25% on the 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth of February and August. The six-month LIBOR rate at December 31, 2004, was 2.78%. The agreements are subject to other terms and conditions common to transactions of this type. These fair value hedges qualify for hedge accounting using the short-cut method since the swap terms match the critical terms of the 8.25% Notes. Accordingly, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the 8.25% Notes due to changes in the market interest rate. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements on the 8.25% Notes.

The fair values of our interest rate swap agreements are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities.

11. Integration and Other Charges

We incurred integration and other charges of approximately $10.3 million, $12.6 million and $5.9 million for the years ending December 31, 2004, 2003 and 2002, respectively. The charges for the year ended December 31, 2004, includes a $6.3 million non-cash charge for the acceleration of performanced-based, long-term restricted stock awards granted to certain executives in 2002 and an impairment charge of $1.4 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value. The charges for the year ended December 31, 2003, includes a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $3.3 million (including a $2.1 million non-cash charge) severance charge related to the departure of our former Chief Executive Officer. The remaining charges relate to costs of potential acquisitions that did not materialize, the relocation of assets and personnel, severance costs, systems integration, as well as integrating the sales and marketing functions for acquired companies.

12. Commitments and Contingencies

Employment contracts. We are party to several employment contracts as of December 31, 2004 with certain members of management. Such contracts are for varying periods and include restrictions on competition after termination. These agreements provide for salaries, bonuses and other benefits and also specify and delineate the granting of various stock options.

Legal/litigation matters.

On January 16, 1998, our Services Division ceased operations in Angola and subsequently became involved in various disputes with SHRM S.A. ("SHRM"), its minority joint venture partner, relating to the Angolan joint venture known as Defense System International Africa ("DSIA"). Since March



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1998, we have been and continue to be involved in various legal proceedings before French courts with SHRM, which is part of the Compass Group, regarding damages from the circumstances under which DSIA ceased doing business in Angola due to the decree of the Angolan government expelling the employees of our Services Division from Angola.

Kroll, Inc. Matters

O'Gara-Hess & Eisenhardt Armoring de Brasil Ltda. ("OHE Brazil") was assessed 41.1 Million Reals (US $15.5 million based on the exchange rate as of December 31, 2004) by the Brazilian tax authorities. OHE Brazil has appealed the tax assessments and the cases are pending. To the extent that there may be any liability resulting from such assessments, we believe that we are entitled to indemnification from Kroll, Inc. for up to $7.8 million under the terms of our purchase agreement dated April 20, 2001, because the events in question with respect to up to $7.8 million of such assessments occurred prior to our purchase of the O'Gara Companies from Kroll, Inc.

In 1999 and prior to our acquisition of OHEAC in 2001, several of the former employees of Kroll O'Gara Company de Mexico, S.A. de C.V. ("O'Gara Mexico"), a subsidiary of OHEAC, commenced labor claims against O'Gara Mexico seeking damages for unjustified termination. In late 2004, the principal labor claim was settled by the Company for approximately $1.9 million and two of the remaining claims were settled for approximately $52,000. We believe that we are entitled to indemnification from Kroll, Inc. with respect to these settlement payments and we are currently engaged in discussions with Kroll, Inc. with respect to this matter.

In December 2001, O'Gara-Hess & Eisenhardt France S.A., which was acquired from Kroll, Inc. ("OHE France"), sold its industrial bodywork business operated under the name Labbe/Division de O'Gara Hess & Eisenhardt France/ Carrosserie Industriells ("Carrosserie") to SNC Labbe. Subsequent to the sale, the Labbe Family Trust ("LFT"), owner of the leasehold interest upon which the Carrosserie business is operated, sued OHE France and SNC Labbe claiming that the transfer of the leasehold was not valid because LFT had not given its consent to the transfer as required under the terms of the lease. LFT sought to have OHE France, as the sole tenant, maintain and repair the leased building with an estimated cost of between US $4.2 and US $8.3 million, based on the exchange rate as of December 31, 2004. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

Matters Involving Zylon® Fiber

In April 2004, two class action lawsuits were filed against us in Florida state court by police organizations and individual police officers, alleging, among other things, that our bullet-resistant soft body armor (vests) manufactured and sold under the American Body Armor™, Safariland® and PROTECH™ brands, do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. On August 12, 2004, we reached a preliminary settlement with respect to the class action lawsuit filed in Duval County, Florida by the Southern States Police Benevolent Association ("Southern States PBA"). After fairness hearings were held, the Florida Circuit Court gave final approval to that settlement on November 5, 2004. The other class action lawsuit filed against us by the National Association of Police Organizations, Inc. ("NAPO"), in Lee County, Florida, was voluntarily dismissed with prejudice on November 16, 2004.

Pursuant to the terms of the class action settlement with the Southern States PBA, the warranty on the American Body Armor™ Xtreme® ZX vest (both NIJ threat level II and IIIA) has been reduced from 5 years to 2½ years. In addition, every purchaser of an Xtreme® ZX vest has the option to exchange their vest for either a new ZX vest or any other vest of their choosing from the American

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Body Armor™, Safariland® and ProTech™ product lines plus a $100.00 transferable rebate coupon applicable towards their next purchase of a vest. We have also made available on the American Body Armor™ website testing data, protocols and results relating to the testing of our vests. We also continue to test all of our Zylon®-containing vests, and if such testing demonstrates that the tested vests fail to perform in accordance with their warranties, we will implement an exchange program for those models on a reasonably comparable basis to the American Body Armor™ Xtreme® ZX exchange program outlined above. Zylon® fiber is made by Toyobo, a Japanese corporation, and is a ballistic fiber widely used in the entire body armor industry. A final report to the Duval County Court regarding implementation of the settlement, exchange of vests and on-going testing, will be filed on or before April 15, 2005. We are also voluntarily cooperating with a request received in December 2004 from the Department of Justice who is reviewing the entire industry's use of Zylon® fiber in bullet resistant vests.

It should be stressed that our vests are certified by the National Institute of Justice, have never suffered any penetration in the field and continue to save lives and protect officers from injury. In fact, neither of the two resolved class action lawsuits alleged personal injuries of any kind.

Second Chance Body Armor, one of our competitors in the bullet-resistant market, licenses from Simula a certain patented technology which is used in some of the body armor it manufactures, but to our knowledge, no lawsuit has been brought against Second Chance based upon this licensed technology. Although Simula may be impacted by the pending suits filed against Second Chance regarding its Zylon®-containing vests, the licensed technology is not specifically related to the use of Zylon® fiber. Any adverse resolution of these matters, however, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Other Matters

In addition to the above, in the normal course of business, we are subjected to various types of claims and currently have on-going litigations in the areas of products liability, general liability and intellectual property. Our products are used in a wide variety of law enforcement situations and environments. Some of our products can cause serious personal or property injury or death if not carefully and properly used by adequately trained personnel. We believe that we have adequate insurance coverage for most claims that are incurred in the normal course of business. In such cases, the effect on our financial statements is generally limited to the amount of our insurance deductible or self-insured retention. Our annual insurance premiums and self insurance retention amounts have risen significantly over the past several years and may continue to do so to the extent we are able to purchase insurance coverage. At this time, we do not believe any such claims or pending litigation will have a material impact on our financial position, operations and liquidity.

13. Information Concerning Business Segments and Geographical Revenues

We are a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft and land vehicle safety systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. Effective in the first quarter 2004, we instituted a new segment reporting format to include three reportable business divisions: Aerospace & Defense Group, the Products Division and the Mobile Security Division. The Aerospace & Defense Group was formed upon the completion of our acquisition of Simula, Inc. on December 9, 2003, and results have been included herein since the acquisition date. The Aerospace & Defense Group also includes the military business, including armor and blast protection systems for Up-Armored HMMWVs, and other military vehicle armor programs,



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

which previously were included in the Mobile Security Division. The Aerospace & Defense Group also includes the SAPI plate produced by our Protech subsidiary in Pittsfield, Massachusetts, which was previously reported as part of the Products Division. The historical results of these businesses have been reclassified as part of the Aerospace & Defense Group. This reporting change was made to better reflect management's approach to operating and directing the businesses, and, in certain instances, to align financial reporting with our market and customer segments. Our Services division has been classified as discontinued operations and is no longer included in this presentation (See Note 2).

Aerospace & Defense Group. Our Aerospace & Defense Group supplies human safety and survival systems to the U.S. military, and major aerospace and defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for Up-Armored HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of approximately 8,350 Up-Armored HMMWVs. Additionally, we provide blast and ballistic protection kits for the standard HMMWVs, which are installed on existing equipment in the field. Our Aerospace & Defense Group was subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the HIMARS, a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003 and continued in 2004. We also supply armor sub-systems for other tactical wheeled vehicles.

Through Simula, we provide military helicopter seating systems, helicopter cockpit airbag systems, aircraft armor and land vehicle armor kits for the HMMWV, HEMTT, PLS, HET, M915 and ASV, body armor and other protective equipment for military personnel, emergency bailout parachutes and survival ensembles worn by military aircrew. The primary customers for our products are the U.S. Army, U.S. Marine Corps, Boeing, and Sikorsky Aircraft. Most of Simula's aviation safety products are provided on a sole source basis. The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and Afghanistan. Simula was the developer of this specialized product called SAPI, and is one of the largest suppliers to U.S. forces.

Specialty Defense, with operations in Pennsylvania, Tennessee, and Kentucky, is a supplier to military and law enforcement customers in the United States and overseas. Specialty Defense manufactures, among other things, MOLLE systems, OTVs and Warrior Helmets. Specialty Defense's core products are made of Kevlar® and heavy-duty nylon fabric and webbing and require special cutting and sewing techniques. Specialty Defense is currently the largest supplier of MOLLE systems for the U.S. Army. The MOLLE system consists of a modular rucksack with removable compartments and components and a fighting load vest with removable pockets for the Rifleman, Pistol, Squad Automatic Weapon Gunner, Medic and Grenadier configurations. Specialty Defense manufactures OTVs, which, when used with SAPI plates, provide enhanced armor protection for U.S. armed forces against mines, grenades, mortar shells, artillery fire and rifle projectiles. Specialty Defense is one of the three largest suppliers of Warrior Helmets for the U.S. Army. Specialty Defense manufactures NATO PASGT helmets, the Advanced Combat Vehicle Crewman helmet and the Warrior Helmet (the U.S. Army's next generation helmet), along with related liners and accessories.

Armor Holdings Products. Our Armor Holdings Products division manufactures and sells a broad range of high quality equipment marketed under brand names that are well known and respected in the military and law enforcement communities. Products manufactured by this division include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves. Cyconics International Training Services, Inc., a small subsidiary providing certain training services formerly reported as a part of the Services Division, is not included in the amounts classified as assets held for sale or



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

discontinued operations and has been reclassified to our Armor Holdings Products division where management oversight currently resides.

Armor Mobile Security. Our Armor Mobile Security division manufactures and installs armoring systems for commercial vehicles to protect against varying degrees of ballistic and blast threats. We armor a variety of commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our customers in this business include U.S. federal law enforcement and intelligence agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

We have invested substantial resources outside of the United States and plan to continue to do so in the future. The Armor Mobile Security division has invested substantial resources in Europe and South America. These operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, currency risks, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

Corporate. Our Corporate Division includes the corporate management and expenses associated with managing the overall company. These expenses include compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general expenses, which are not allocated to the business units.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Revenues, operating income and total assets, net for each of our continuing segments are as follows:

	2004	2003	2002
		(In Thousands)	
Revenues:			
Aerospace & Defense	$ 605,398	$ 91,673	$ 59,318
Products	249,765	193,960	179,946
Mobile Security	124,520	79,539	65,853
Total revenues	$ 979,683	$365,172	$305,117
Operating income:			
Aerospace & Defense	$ 127,520	$ 22,775	$ 12,833
Products	32,719	33,054	30,978
Mobile Security	11,168	2,538	1,542
Corporate	(25,692)	(22,638)	(6,988)
Total operating income	$ 145,715	$ 35,729	$ 38,365
Total assets:			
Aerospace & Defense	$ 490,754	$209,834	$ 47,746
Products	278,912	183,972	179,367
Mobile Security	103,799	63,161	57,700
Corporate	418,886	126,303	23,830
Total assets	$1,292,351	$583,270	$308,643

Financial information with respect to revenues based on the geographic location of the customer, and fixed assets, net to principal geographic areas, based on the actual location of the principle facility, is as follows:

	2004	2003	2002
		(In Thousands)	
Revenues:			
North America	$828,666	$275,529	$225,365
South America	16,317	15,007	19,879
Africa	4,693	1,420	1,219
Europe/Asia	130,007	73,216	58,654
	$979,683	$365,172	$305,117
Total fixed assets, net:			
North America	$ 54,332	$ 38,337	$ 31,339
South America	1,461	1,392	1,248
Africa	—	—	—
Europe/Asia	21,514	17,847	14,549
	$ 77,307	$ 57,576	$ 47,136



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

14. Income Taxes

Provision for income taxes from continuing operations for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	2004	2003	2002
		(In Thousands)	
Current			
U.S. Federal	$42,552	$ 9,347	$11,123
State	4,322	1,040	2,183
Foreign	5,537	403	2,389
Total current	52,411	10,790	15,695
Deferred			
U.S. Federal	3,328	3,274	(53)
State	989	(1,268)	28
Foreign	(311)	1,407	384
Total deferred	4,006	3,413	359
Total provision for income taxes	$56,417	$14,203	$16,054

Significant components of our net deferred tax liability related to continuing operations as of December 31, 2004 and 2003, are as follows:

	2004	2003
	(In Thousands)	
Deferred tax assets:		
Reserves not currently deductible	$ 8,535	$ 3,527
Capital loss	9,545	11,320
Operating loss carryforwards	3,163	2,811
Patents & Trademarks	—	22
Accrued expenses	1,931	954
Foreign tax credits	1,122	912
Research and development and other credits	1,129	150
	25,425	19,696
Deferred tax asset valuation allowance	(9,620)	(11,395)
Deferred tax asset, net of valuation allowance	15,805	8,301
Deferred tax liability:		
Goodwill not amortized for financial statement purposes under SFAS 142	(5,924)	(2,418)
Patents, trademarks and purchased intangibles	(26,416)	—
Interest on Convertible Debt	(1,141)	—
Property and equipment	(9,541)	(2,970)
Other	(642)	—
Net deferred tax (liability)/asset	$(27,859)	$ 2,913

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Our valuation allowance at December 31, 2004, consisted of approximately $9,545,000 related to capital loss carryforwards and $75,000 related to net operating loss carryforwards. The decrease in our valuation allowance was attributable to the finalization of the gains and losses for tax purposes associated with our 2003 dispositions and certain gains and losses realized in 2004.

As of December 31, 2004, we have U.S. federal, state, and foreign net operating losses (NOLs) providing a tax effected benefit of $3,163,000. The NOLs expire in varying amounts in fiscal years 2006 through 2022. At December 31, 2004, we also have certain U.S. federal and state income tax credits of approximately $1,100,000 that are subject to limitations under Internal Revenue Code (IRC) Section 383. We also have approximately $1,100,000 of foreign tax credits expiring between 2011 and 2014. In connection with our acquisitions of Specialty Defense and Bianchi, we recorded net deferred tax liabilities of approximately $12,300,000 and $13,100,000, respectively, relating primarily to identifiable intangibles, which are not deductible for U.S. federal income tax purposes. These net deferred tax liabilities were offset as an increase to goodwill. Additionally, in 2004, we recorded a net deferred tax liability of approximately $780,000 related to the finalization of purchase accounting for the December 2003 acquisition of Hatch, which was offset as an increase to goodwill.

We are subject to periodic review by U.S. federal, foreign, state, and local tax jurisdictions in the ordinary course of business. During 2002, we were notified by the Internal Revenue Service (IRS) that certain prior year income tax returns would be examined. On October 18, 2002, we were notified by the Internal Revenue Service that our tax return for the tax year ended December 31, 2000 had been selected for examination. Further, on January 30, 2003, we were notified that our tax return for the tax year ended December 31, 2001 had been selected for examination. In April 2004, we reached an agreement with the IRS regarding our tax returns for the years ended December 31, 2001 and 2000 that did not have a material impact on our financial position, operations or liquidity.

United States income taxes have not been provided on certain undistributed earnings of non-U.S. subsidiaries of approximately $10,700,000 million from continuing operations. These earnings are considered to be permanently reinvested in non-U.S. operations. The determination of the deferred U.S. tax liability related to these earnings is not practicable. In October 2004, the American Jobs Creation Act of 2004 (the "AJCA") was signed into law. The AJCA creates a limited opportunity in 2005 for U.S. corporations to repatriate unremitted foreign earnings by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions of the AJCA. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. We expect to be in a position to make a decision on implementation, if any, later in 2005.

Net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

	2004	2003
	(In Thousands)	
Other current assets	$ 10,368	$ 4,151
Deferred income taxes	(38,227)	(1,238)
Total deferred tax (liabilities)/assets	$(27,859)	$ 2,913



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The sources of income from continuing operations before income taxes are:

	2004	2003	2002
		(In Thousands)	
Domestic	$123,050	$25,681	$34,213
Foreign	13,944	5,528	3,178
Total	$136,994	$31,209	$37,391

The following reconciles the provision for income taxes computed at the Federal statutory income tax rate to the provision for income taxes recorded in the Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Provision for income taxes at statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal benefit	2.5	(0.5)	3.8
Compensation subject to IRC Section 162(m)	2.5	8.6	—
Foreign income taxes	0.3	2.1	0.7
Valuation allowances from discontinued operations	—	—	3.8
Other permanent items	0.9	0.3	(0.4)
	41.2%	45.5%	42.9%

15. Stockholders' Equity

Preferred stock. On July 16, 1996, our stockholders authorized a series of preferred stock with such rights, privileges and preferences as the Board of Directors shall from time to time determine. We have not issued any of this preferred stock.

Stock options and grants. On June 15, 2004, we sold 4,000,000 primary shares of common stock at a price of $37.50 per share, raising $142.5 million of net proceeds after deducting the underwriter discounts and commissions. In addition, certain of our directors and officers granted the underwriters a 30-day option to purchase up to 600,000 shares. The 30-day option expired unexercised on July 15, 2004. We intend to use the net proceeds from the offering to fund future acquisitions, to take advantage of business development opportunities, and for general corporate and working capital purposes, including the funding of capital expenditures. Funds that are not immediately used are invested in money market funds, certificates of deposits, and other investment grade securities until needed.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, 75,000,000 shares of which are common stock and 5,000,000 shares of which are preferred stock.

During 2002, we implemented two new stock option plans. The 2002 Stock Incentive Plan authorizes the issuance of up to 2,700,000 shares of our common stock upon the exercise of stock options or in connection with the issuance of restricted stock and stock bonuses. On June 22, 2004, our stockholders approved an amendment to increase, by 2,000,000 shares, the total number of shares of common stock that may be awarded under the 2002 Stock Incentive Plan. The 2002 Stock Incentive Plan authorizes the granting of stock options, restricted stock and stock bonuses to employees, officers, directors and consultants, independent contractors and advisors of Armor Holdings and its subsidiaries. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The terms and provisions of the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan, except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002 and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

During 1998, we implemented a new non-qualified stock option plan. Pursuant to the new plan, 725,000 shares of common stock were reserved and made available for distribution. On January 1, 1999, we distributed all 725,000 shares allocated under the plan. In 1999, we implemented the 1999 Stock Incentive Plan (the "1999 Plan"). We reserved 2,000,000 shares of our common stock for the 1999 Plan. The 1999 Plan provides for the granting of options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The option prices of stock which may be purchased under the 1999 Plan are not less than the fair market value of common stock on the dates of the grants.

In 1996, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees and directors. Pursuant to such plans, as amended, 2,200,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants.

In 1994, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees as well as providing for the grant of common stock to outside directors and to all full time employees. Pursuant to such plans, 1,050,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. Effective January 19, 1996, all stock grants awarded under the 1994 incentive stock plan were accelerated and considered fully vested.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Expected life of option	4.7 yrs	4.0 yrs	4.0 yrs
Dividend yield	0%	0%	0%
Volatility	50.0%	49.8%	52.2%
Risk free interest rate	3.36%	2.51%	3.94%

The weighted average fair value of options granted during 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(In Thousands, Except Per Share Data)		
Fair value of each option granted	$ 15.57	$ 6.21	$ 10.08
Total number of options granted	979	898	1,895
Total fair value of all options granted	$15,243	$5,576	$19,098

Outstanding options, generally consisting of ten-year incentive and non-qualified stock options, generally vest and become exercisable over a three or five year period from the date of grant. The outstanding options generally expire ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable ten-year period.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

A summary of the status of stock option grants as of December 31, 2004 and changes during the years ending on those dates is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,984,034	$11.60
Granted	1,894,660	$22.96
Exercised	(507,868)	$ 8.41
Forfeited	(86,168)	$16.75
Outstanding at December 31, 2002	4,284,658	$ 7.81
Granted	898,347	$16.62
Exercised	(724,934)	$11.83
Forfeited	(567,150)	$21.52
Outstanding at December 31, 2003	3,890,921	$17.00
Granted	979,000	$33.95
Exercised	(1,642,195)	$15.36
Forfeited	(69,210)	$17.26
Outstanding at December 31, 2004	3,158,516	$23.15
Options exercisable at December 31, 2004	1,311,698	$18.32

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price Range	Options Outstanding	Options Exercisable	Remaining Life in Years
3.75 – 7.81	95,182	95,182	1.2
9.69 – 11.19	70,177	70,177	4.4
13.19 – 13.98	89,712	45,708	7.5
14.00 – 14.70	525,205	297,433	8.1
15.05 – 15.90	180,887	127,553	6.9
17.00 – 17.12	283,597	83,597	8.6
21.75 – 23.93	424,756	317,467	7.2
24.07 – 24.48	485,000	231,666	7.5
25.07 – 28.90	380,000	11,665	9.1
33.04 – 36.05	474,000	31,250	9.5
38.99 – 41.85	150,000	—	9.9
Total	3,158,516	1,311,698	

Remaining non-exercisable options as of December 31, 2004 become exercisable as follows:

2005	595,311
2006	615,670
2007	269,830
2008	182,999
Thereafter	183,008



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Restricted stock and stock bonuses. We granted the following restricted stock and stock bonuses during the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(In Thousands, Except Share Data)		
Restricted stock and stock bonus shares granted	70,534	416,500	328,206
Weighted-average fair value per share at grant date	$ 38.58	$ 19.89	$ 18.69
Compensation cost recognized	$ 9,082	$ 10,157	$ 732

In the year ended December 31, 2004, we recorded a $6.3 million non-cash charge for the acceleration of performanced-based, long-term restricted stock awards granted to certain executives in 2002. In the year ended December 31, 2003, we recorded a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $1.3 million non-cash charge severance charge related to the departure of our former Chief Executive Officer.

Earnings per share. The following details the earnings per share computations on a basic and diluted basis for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(In Thousands, Except Per Share Data)		
Numerator for basic and diluted earnings per share:			
Net income (loss) available to common shareholders	$80,539	$10,886	$(17,689)
Denominator:			
Basic earnings per share weighted-average shares outstanding	31,419	28,175	30,341
Effect of dilutive securities:			
Effect of shares issuable under stock option and stock grant plans, based on the treasury stock method	1,606	779	616
Diluted earnings per share			
Adjusted weighted-average shares outstanding	33,025	28,954	30,957
Basic earnings (loss) per share	$ 2.56	$ 0.39	$ (0.58)
Diluted earnings (loss) per share	$ 2.44	$ 0.38	$ (0.57)

Treasury stock. We had 6,060,222 shares in treasury as of December 31, 2004 and 2003.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

16. Supplemental Cash Flow Information

	2004	2003	2002
		(In Thousands)	
Cash paid during the year for:			
Interest	$ 7,668	$1,245	$ 527
Income taxes, net of refunds	$36,772	$7,886	$5,753

	2004	2003	2002
		(In Thousands)	
Acquisitions of businesses, net of cash acquired:			
Fair value of assets acquired	$118,120	$ 72,132	$ 16,134
Goodwill	86,073	76,802	8,478
Liabilities assumed	(45,751)	(58,422)	(15,794)
Stock issued	—	—	—
Total cash paid, net of cash acquired	$158,442	$ 90,512	$ 8,818

17. Quarterly Results (unaudited)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal 2004 and 2003. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

	Fiscal 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenue from continuing operations	$161,628	$223,704	$256,803	$337,548
Gross profit from continuing operations	$ 47,560	$ 66,458	$ 71,346	$ 80,127
Net income	$ 12,490	$ 17,821	$ 23,874	$ 26,354
Basic earnings per share	$ 0.44	$ 0.60	$ 0.73	$ 0.78
Diluted earnings per share	$ 0.42	$ 0.57	$ 0.70	$ 0.74

	Fiscal 2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenue from continuing operations	$80,474	$81,659	$90,882	$112,157
Gross profit from continuing operations	$23,312	$24,378	$28,929	$ 34,967
Net income (loss)	$ 5,087	$ 4,613	$ 6,115	$ (4,929)
Basic earnings (loss) per share	$ 0.17	$ 0.17	$ 0.22	$ (0.17)
Diluted earnings (loss) per share	$ 0.17	$ 0.17	$ 0.22	$ (0.17)



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

18. Employee Benefits Plan

Defined Contribution Plans

In October 1997, we formed a 401(k) plan, (the "Plan") which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $520,000, $332,000 and $395,000 to the Plan in 2004, 2003 and 2002, respectively.

On December 9, 2003, we acquired Simula, Inc. and the Simula 401(k) Profit Sharing Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $81,000 and $5,000 to Simula's 401(k) Profit Sharing Plan in 2004 and 2003, respectively. On October 25, 2004, Simula's 401(k) Profit Sharing Plan was combined into our Plan.

On November 18, 2004, we acquired Specialty Defense and the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $13,000 to the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan in 2004.

On December 30, 2004 we acquired Bianchi International and the Bianchi International 401(k) Retirement Savings Plan which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made no contributions to the Bianchi International 401(k) Retirement Savings Plan in 2004.

Defined Benefit Plan

We acquired Simula's noncontributory defined benefit pension plan (the "Pension Plan") for employees on December 9, 2003. The Pension Plan was originally adopted as of November 1, 1980. Contributions were made to the Pension Plan based upon actuarially determined amounts. Effective July 1, 1999, Simula froze the Plan for new participants. Effective December 8, 2003, prior to our acquisition of the Pension Plan, Simula froze the Pension Plan for future service for all participants. We have elected to payout the Supplemental Retirement Plan of Simula, which represents $1,067,000 of the net amount recognized. This amount was paid out on February 25, 2004.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The Pension Plan's funded status and amounts recognized in our balance sheet at December 31, 2004 and 2003, are as follows:

	2004	2003
	(In Thousands)	
Actuarial present value of benefit obligation:		
Accumulated benefit obligation	$ 8,109	$ 8,810
Effect of projected future compensation increases	—	—
Projected benefit obligation	8,109	8,810
Pension Plan assets at fair value	(6,719)	(6,169)
Contributions after measurement date	(58)	(183)
Unfunded status	1,332	2,458
Unrecognized prior service cost	—	—
Unrecognized loss	(324)	—
Unrecognized transition liability	—	—
Accrued benefit cost	1,008	2,458
Additional minimum liability	—	—
Accrued benefit liability	1,008	2,458
Intangible asset	—	—
Accumulated other comprehensive income adjustments	—	—
Net amount recognized	$ 1,008	$ 2,458

Reconciliation of the Pension Plan's projected benefit obligation is as follows:

	2004	2003
	(In Thousands)	
Projected benefit obligation at beginning of year	$ 8,810	$8,774
Service Cost	—	—
Interest Cost	472	56
Actuarial gain	262	—
Benefits paid	(1,435)	(20)
Projected benefit obligation at end of year	$ 8,109	$8,810

Reconciliation of the fair value of plan assets is as follows:

	2004	2003
	(In Thousands)	
Fair value of plan assets at beginning of year	$ 6,169	$6,006
Employer contributions	1,570	183
Actual gain	415	—
Benefits paid	(1,435)	(20)
Fair value of plan assets at end of year	$ 6,719	$6,169



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Net periodic pension cost includes the following:

	2004	2003
	(In Thousands)	
Service Cost	$ —	$—
Interest Cost	472	56
Expected return on assets	(504)	—
Transition asset recognition	—	—
Prior service cost	—	—
Net loss recognition	—	—
Net periodic pension (income) cost	$ (32)	$56

Assumptions at December 31 used in the accounting for the Pension Plan were as follows:

	2004	2003
Discount or settlement rate	6.00%	6.00%
Rate of increase in compensation levels	3.25%	3.25%
Expected long-term rate of return on Plan assets	8.00%	8.00%

The Pension Plan's assets consist of money market accounts and investments in common stocks, bonds and mutual funds.

19. Related Party Transactions

Effective as of January 1, 2002, Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Chairman of our Board of Directors and our Chief Executive Officer, entered into an agreement with us to provide certain investment banking, financial advisory and related services for a five year term was to expire on December 31, 2006. Under the terms of the agreement, Kanders & Co. was to receive a mutually agreed upon fee on a transaction-by-transaction basis during the term of the agreement. The aggregate fees under this agreement were not to exceed $1,575,000 during any calendar year. We also agreed to reimburse Kanders & Co. for reasonable out-of-pocket expenses including Kanders & Co.'s expenses for office space, an executive assistant, furniture and equipment, travel and entertainment, reasonable fees and disbursements of counsel, and consultants retained by Kanders & Co. In April 2003, in connection with Mr. Kanders being appointed Chief Executive Officer of the Company, the Company and Kanders & Co. agreed to terminate the agreement pursuant to which Kanders & Co. provided certain services to the Company. We paid Kanders & Co. $143,000 for investment banking services during fiscal 2003 (through and including April 2003 only). We continue to reimburse Kanders & Co. for reasonable out-of-pocket expenses. We reimbursed Kanders & Co. for reasonable out-of-pocket expenses in the aggregate amount of $369,000 and $184,000 during the fiscal years ended December 31, 2004 and 2003, respectively.

Effective as of January 1, 2003, we entered into a Transportation Services Agreement with Kanders Aviation, LLC, an entity controlled by Mr. Kanders, our Chairman of the Board and Chief Executive Officer. Pursuant to the terms of the Transportation Services Agreement and upon our request, Kanders Aviation may, in its sole discretion, provide us with airport to airport air transportation services via certain aircraft. The Transportation Services Agreement will remain in effect indefinitely until terminated by written notice by either party thereto to the other party thereto. During the term of the Transportation Services Agreement, we will reimburse Kanders Aviation in an amount equal to the fair market value of the air transportation services provided by Kanders Aviation to us and any additional expenses incurred by Kanders Aviation in connection with such air transportation services. We reimbursed Kanders Aviation $332,000 for such expenses during the fiscal year ended December 31, 2004.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Nicholas Sokolow, one of our directors, is a member of the law firm Sokolow, Dunaud, Mercadier & Carreras located in Paris, France. We did not retain Sokolow, Dunaud, Mercadier & Carreras during the fiscal year ended December 31, 2004 nor do we expect to in the future. During the fiscal year ended December 31, 2003, we paid Sokolow, Dunaud, Mercadier & Carreras $124,000 for legal services in connection with various acquisitions.

20. Operating Leases

We are party to certain real estate, equipment and vehicle leases. Several leases include options for renewal and escalation clauses. In most cases, management expects that in the normal course of business leases will be renewed or replaced by other leases. Approximate total future minimum annual lease payments under all non-cancelable leases of continuing operations are as follows:

Year	(In Thousands)
2005	$ 6,711
2006	5,174
2007	4,316
2008	3,074
2009	2,551
Thereafter	12,413
	$34,239

We incurred rent expense of approximately $5,026,000, $1,467,000 and $1,200,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

21. *Guarantor and Nonguarantor Financial Statements*

On August 12, 2003, we sold $150 million of the 8.25% Notes in private placements pursuant to Rule 144A and Regulation S. The 8.25% Notes are uncollateralized obligations and rank junior in right of payment to our existing and future senior debt. On October 29, 2004, we completed the placement of $300 million aggregate principal amount of the 2% Convertible Notes. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 8.25% Notes and 2% Convertible Notes are guaranteed, jointly and severally on a senior subordinated and uncollateralized basis, by most of our domestic subsidiaries.

The following consolidating financial information presents the consolidating balance sheets as of December 31, 2004 and 2003, and the related statements of operations and cash flow for each of the three years in the period ended December 31, 2004 for:

- Armor Holdings, Inc., the parent,
- the guarantor subsidiaries,
- the nonguarantor subsidiaries, and
- Armor Holdings, Inc. on a consolidated basis

The information includes elimination entries necessary to consolidate Armor Holdings, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ 388,727	$ 21,173	$ 11,309	$ —	$ 421,209
Accounts receivable, net	—	155,229	19,330	—	174,559
Costs and earned gross profit in excess of billings	—	893	—	—	893
Intercompany receivables	173,735	108,313	7,045	(289,093)	—
Inventories	—	142,362	33,846	—	176,208
Prepaid expenses and other current assets	1,611	42,023	3,301	—	46,935
Total current assets	564,073	469,993	74,831	(289,093)	819,804
Property and equipment, net	5,144	47,968	24,195	—	77,307
Goodwill, net	—	259,773	2,240	—	262,013
Patents, licenses and trademarks, net	—	112,288	171	—	112,459
Other assets	18,410	2,209	149	—	20,768
Investment in subsidiaries	592,437	12,730	—	(605,167)	—
Total assets	$1,180,064	$904,961	$101,586	$(894,260)	$1,292,351
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ —	$ 457	$ 164	$ —	$ 621
Short-term debt	341,579	—	2,177	—	343,756
Accounts payable	640	58,422	10,539	—	69,601
Accrued expenses and other current liabilities	11,216	73,314	22,717	—	107,247
Income taxes payable	(6,454)	11,513	3,942	—	9,001
Intercompany payables	112,741	123,466	52,886	(289,093)	—
Total current liabilities	459,722	267,172	92,425	(289,093)	530,226
Long-term debt, less current portion	153,897	2,377	477	—	156,751
Other long-term liabilities	—	1,951	—	—	1,951
Deferred income taxes	1,249	36,077	901	—	38,227
Total liabilities	614,868	307,577	93,803	(289,093)	727,155
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	402	3,792	7,854	(11,646)	402
Additional paid-in capital	504,809	387,229	14,771	(402,000)	504,809
Retained earnings (accumulated deficit)	125,481	204,913	(14,842)	(190,071)	125,481
Accumulated other comprehensive income	6,821	—	—	—	6,821
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	565,196	597,384	7,783	(605,167)	565,196
Total liabilities and stockholders' equity	$1,180,064	$904,961	$101,586	$(894,260)	$1,292,351



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2003				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ 90,764	$ 11,084	$ 10,002	$ —	$111,850
Restricted cash	2,600	—	—	—	2,600
Accounts receivable, net	1,201	59,470	11,964	—	72,635
Costs and earned gross profit in excess of billings	—	—	—	—	—
Intercompany receivables	60,974	2,600	38,352	(101,926)	—
Inventories	—	61,494	19,033	—	80,527
Prepaid expenses and other current assets	20,241	1,844	2,600	(2,653)	22,032
Current assets of discontinued operations	—	753	—	—	753
Total current assets	175,780	137,245	81,951	(104,579)	290,397
Property and equipment, net	2,122	34,853	20,601	—	57,576
Goodwill, net	—	173,640	2,067	—	175,707
Patents, licenses and trademarks, net	—	43,991	183	—	44,174
Long-term assets of discontinued operations	—	1,603	—	—	1,603
Other assets	14,092	1,924	153	—	16,169
Investment in subsidiaries	320,034	10,038	—	(330,072)	—
Total assets	$512,028	$403,294	$104,955	$(434,651)	$585,626
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ —	$ 31,960	$ 147	$ —	$ 32,107
Short-term debt	—	—	498	—	498
Accounts payable	1,584	20,941	7,779	—	30,304
Accrued expenses and other current liabilities	12,403	27,113	18,702	—	58,218
Intercompany payables	44,251	47,073	9,933	(101,257)	—
Current liabilities of discontinued operations	—	(35,714)	37,009	(669)	626
Total current liabilities	58,238	91,373	74,068	(101,926)	121,753
Long-term debt, less current portion	153,452	4,257	591	—	158,300
Other long-term liabilities	7,266	1,704	—	—	8,970
Deferred income taxes	(2,293)	2,304	1,227	—	1,238
Long-term liabilities of discontinued operations	—	2,653	—	(2,653)	—
Total liabilities	216,663	102,291	75,886	(104,579)	290,261
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	344	4,143	7,854	(11,997)	344
Additional paid in capital	318,460	191,781	46,095	(237,876)	318,460
Retained earnings (accumulated deficit)	44,942	103,629	(24,880)	(78,749)	44,942
Accumulated other comprehensive income	3,936	—	—	—	3,936
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	295,365	301,003	29,069	(330,072)	295,365
Total liabilities and stockholders' equity	$512,028	$403,294	$104,955	$(434,651)	$585,626



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Revenues:					
Aerospace & Defense	$ —	$605,398	$ —	$ —	$605,398
Products	—	204,122	45,643	—	249,765
Mobile Security	—	25,531	102,224	(3,235)	124,520
Total revenues	—	835,051	147,867	(3,235)	979,683
Costs and Expenses:					
Cost of revenues	—	599,505	117,922	(3,235)	714,192
Cost of warranty revision	—	5,000	—	—	5,000
Operating expenses	17,455	69,122	13,684	—	100,261
Amortization	—	4,243	12	—	4,255
Integration and other charges	8,231	2,029	—	—	10,260
Related party management fees (income), net	—	(15)	15	—	—
Operating (Loss) Income	(25,686)	155,167	16,234	—	145,715
Interest expense, net	6,511	103	162	—	6,776
Other expense (income), net	1,917	421	(393)	—	1,945
Equity in losses (earnings) of subsidiaries	(108,631)	(2,691)	—	111,322	—
Related party interest expense (income), net	16	(18)	2	—	—
(Loss) Income From Continuing Operations Before Provision for Income Taxes	74,501	157,352	16,463	(111,322)	136,994
(Benefit) Provision for Income Taxes	(6,038)	56,030	6,425	—	56,417
(Loss) Income From Continuing Operations	80,539	101,322	10,038	(111,322)	80,577
Discontinued Operations:					
Net Income (Loss) From Discontinued Operations, Net of Income Tax Benefit	—	(38)	—	—	(38)
Net Income (Loss)	$ 80,539	$101,284	$ 10,038	$(111,322)	$ 80,539



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Revenues:					
Aerospace & Defense	$ —	$ 91,673	$ —	$ —	$ 91,673
Products	—	157,984	35,976	—	193,960
Mobile Security	—	15,029	62,853	1,657	79,539
Total revenues	—	264,686	98,829	1,657	365,172
Costs and Expenses:					
Cost of revenues	—	172,089	79,840	1,657	253,586
Operating expenses	11,602	40,598	10,595	—	62,795
Amortization	—	478	11	—	489
Integration and other charges	10,886	1,687	—	—	12,573
Related party management fees (income), net	12,823	—	7,598	(20,421)	—
Operating (Loss) Income	(35,311)	49,834	785	20,421	35,729
Interest expense, net	3,313	497	202	—	4,012
Other expense, net	—	117	391	—	508
Equity in losses (earnings) of subsidiaries	(42,600)	38,790	—	3,810	—
Related party interest expense (income), net	16	(255)	—	239	—
(Loss) Income From Continuing Operations Before Provision for Income Taxes	3,960	10,685	192	16,372	31,209
(Benefit) Provision for Income Taxes	(6,926)	18,399	2,730	—	14,203
(Loss) Income From Continuing Operations	10,886	(7,714)	(2,538)	16,372	17,006
Discontinued Operations:					
Net Income (Loss) From Discontinued Operations, Net of Income Tax Benefit	—	34,882	(20,820)	(20,182)	(6,120)
Net Income (Loss)	$ 10,886	$ 27,168	$(23,358)	$ (3,810)	$ 10,886



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2002				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In Thousands)				
Revenues:					
Aerospace & Defense	$ —	$ 59,318	$ —	$ —	$ 59,318
Products	—	154,466	25,480	—	179,946
Mobile Security	—	15,958	49,895	—	65,853
Total revenues	—	229,742	75,375	—	305,117
Costs and Expenses:					
Cost of revenues	—	148,208	62,537	—	210,745
Operating expenses	6,034	36,161	7,641	—	49,836
Amortization	—	243	2	—	245
Integration and other charges	800	5,126	—	—	5,926
Related party management fees (income), net	2,487	(171)	(616)	(1,700)	—
Operating (Loss) Income	(9,321)	40,175	5,811	1,700	38,365
Interest expense, net	450	275	198	—	923
Other (income) expense, net	(2)	(22)	75	—	51
Equity in losses (earnings) of subsidiaries	8,237	(1,220)	—	(7,017)	—
Related party interest income, net	—	(239)	—	239	—
(Loss) Income From Continuing Operations Before Provision for Income Taxes	(18,006)	41,381	5,538	8,478	37,391
(Benefit) Provision for Income Taxes	(317)	14,313	2,058	—	16,054
(Loss) Income From Continuing Operations	(17,689)	27,068	3,480	8,478	21,337
Discontinued Operations:					
Net Loss From Discontinued Operations, Net of Income Tax Benefit	—	(16,894)	(20,671)	(1,461)	(39,026)
Net (Loss) Income	$(17,689)	$ 10,174	$(17,191)	$ 7,017	$(17,689)



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flow

	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Cash Flows From Operating Activities:					
Income from continuing operations:	$ 80,539	$ 101,322	$ 10,038	$(111,322)	$ 80,577
Adjustments to reconcile income from continuing operations to cash provided by (used in) operating activities:					
Depreciation and amortization	1,744	10,042	3,265	—	15,051
Loss on disposal of fixed assets	—	446	418	—	864
Deferred income taxes	3,025	1,299	(318)	—	4,006
Non-cash termination charge	1,408	—	—	—	1,408
Non-cash restricted stock unit award	6,294	—	—	—	6,294
Changes in operating assets and liabilities, net of acquisitions:					
Decrease (increase) in accounts receivable	1,201	(84,331)	(7,366)	—	(90,496)
Decrease (increase) in intercompany receivables & payables	(10,834)	8,432	2,402	—	—
Decrease (increase) in inventories	—	(58,293)	(14,813)	—	(73,106)
Increase in prepaid expenses and other assets	(1,397)	(20,321)	(357)	—	(22,075)
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(283)	68,341	6,775	—	74,833
Increase (decrease) in income taxes payable	17,080	(3,350)	3,594	—	17,324
Net cash provided by (used in) operating activities	98,777	23,587	3,638	(111,322)	14,680
Cash Flows From Investing Activities:					
Purchase of property and equipment	(3,615)	(10,125)	(5,679)	—	(19,419)
Purchase of patents and trademarks	—	(112)	—	—	(112)
Purchase of equity investment	—	(5,275)	—	—	(5,275)
Proceeds from sale of equity investment	—	5,823	—	—	5,823
Purchase of short-term investment securities	(286,430)	—	—	—	(286,430)
Proceeds from sales of short-term investment securities	286,430	—	—	—	286,430
Collection of note receivable	2,175	—	—	—	2,175
Decrease in restricted cash	2,600	—	—	—	2,600
Sale of business, net of cash disposed	—	125	—	—	125
Additional consideration for purchased businesses	—	(33,943)	—	—	(33,943)
Investment in subsidiaries	(303,721)	192,399	—	111,322	—
Purchase of businesses, net of cash acquired	—	(158,442)	—	—	(158,442)
Net cash (used in) provided by investing activities:	(302,561)	(9,550)	(5,679)	111,322	(206,468)
Cash Flows From Financing Activities:					
Proceeds from exercise of stock options	25,192	—	—	—	25,192
Proceeds from the issuance of common stock	142,500	—	—	—	142,500
Cash paid for common stock offering costs	(1,339)	—	—	—	(1,339)
Cash paid for financing costs	(6,156)	—	—	—	(6,156)
Borrowings of short-term debt	341,550	—	—	—	341,550
Repayments of long-term debt	—	(3,236)	(145)	—	(3,381)
Borrowings under lines of credit	22,700	5	1,883	—	24,588
Repayments under lines of credit	(22,700)	—	(349)	—	(23,049)
Net cash (used in) provided by financing activities	501,747	(3,231)	1,389	—	499,905
Effect of exchange rate on cash and cash equivalents	—	—	1,959	—	1,959
Net cash provided by (used in) discontinued operations	—	(717)	—	—	(717)
Net Increase in Cash and Cash Equivalents	297,963	10,089	1,307	—	309,359
Cash and Cash Equivalents, Beginning of Period	90,764	11,084	10,002	—	111,850
Cash and Cash Equivalents, End of Period	$ 388,727	$ 21,173	$ 11,309	$ —	$ 421,209



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flow

	Year Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Cash Flows From Operating Activities:					
Income (loss) from continuing operations:	$ 10,886	$ (7,714)	$ (2,538)	$ 16,372	$ 17,006
Adjustments to reconcile income from continuing operations to cash provided by (used in) operating activities:					
Depreciation and amortization	1,326	4,270	2,012	—	7,608
Deferred income taxes	(3,008)	5,389	2,644	—	5,025
Loss on disposal of fixed assets	—	68	259	—	327
Non-cash termination charge	2,093	—	—	—	2,093
Non-cash restricted stock unit award	7,266	—	—	—	7,266
Changes in operating assets and liabilities, net of acquisitions:					
(Increase) decrease in accounts receivable	—	(2,680)	1,685	—	(995)
Decrease (increase) in intercompany receivables & payables	83,092	(78,887)	15,977	(20,182)	—
Decrease (increase) in inventories	—	793	(3,294)	—	(2,501)
Decrease (increase) in prepaid expenses and other assets	12,267	(13,758)	(890)	—	(2,381)
Increase (Decrease) in accounts payable, accrued expenses and other current liabilities	10,775	(1,020)	7,288	—	17,043
(Decrease) increase in income taxes payable	(22,583)	23,826	(882)	—	361
Net cash provided by (used in) operating activities	102,114	(69,713)	22,261	(3,810)	50,852
Cash Flows From Investing Activities:					
Purchase of property and equipment	(200)	(5,894)	(2,590)	—	(8,684)
Purchase of patents and trademarks	—	(185)	—	—	(185)
Purchase of short-term investment securities	(143,400)	—	—	—	(143,400)
Proceeds from sales of short-term investment securities	143,400	—	—	—	143,400
Increase in restricted cash	(2,600)	—	—	—	(2,600)
Additional consideration for purchased businesses	—	(1,026)	—	—	(1,026)
Investment in subsidiaries	(85,243)	45,403	36,030	3,810	—
Sale of business, net of cash disposed	31,361	—	—	—	31,361
Purchase of businesses, net of cash acquired	(90,512)	—	—	—	(90,512)
Net cash (used in) provided by investing activities:	(147,194)	38,298	33,440	3,810	(71,646)
Cash Flows From Financing Activities:					
Proceeds from exercise of stock options	8,471	—	—	—	8,471
Cash paid for financing costs	(4,599)	—	—	—	(4,599)
Repurchase of treasury stock	(22,684)	—	—	—	(22,684)
Borrowings of long-term debt	147,504	—	774	—	148,278
Repayments of long-term debt	—	(1,688)	—	—	(1,688)
Borrowings under lines of credit	30,406	—	1,424	—	31,830
Repayments under lines of credit	(30,406)	(114)	(1,578)	—	(32,098)
Net cash provided by (used in) financing activities	128,692	(1,802)	620	—	127,510
Effect of exchange rate on cash and cash equivalents	—	3,890	(3,057)	—	833
Net cash provided by (used in) discontinued operations	—	36,855	(45,467)	—	(8,612)
Net Increase in Cash and Cash Equivalents	83,612	7,528	7,797	—	98,937
Cash and Cash Equivalents, Beginning of Period	7,152	3,556	2,205	—	12,913
Cash and Cash Equivalents, End of Period	$ 90,764	$ 11,084	$ 10,002	$ —	$ 111,850



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flow

	Year Ended December 31, 2002				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Cash Flows From Operating Activities:					
(Loss) income from continuing operations:	$(17,689)	$ 27,068	$ 3,480	$ 8,478	$ 21,337
Adjustments to reconcile (loss) income from continuing operations to cash (used in) provided by operating activities:					
Depreciation and amortization	854	3,583	1,143	—	5,580
Deferred income taxes	(364)	321	402	—	359
Loss on disposal of fixed assets	—	66	134	—	200
Changes in operating assets and liabilities, net of acquisitions:					
(Increase) decrease in accounts receivable	—	(3,829)	1,275	—	(2,554)
Decrease (increase) in intercompany receivables & payables	6,151	(5,266)	576	(1,461)	—
Increase in inventories	—	(5,125)	(4,256)	—	(9,381)
Decrease (increase) in prepaid expenses and other assets	492	(2,459)	(279)	—	(2,246)
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(1,405)	7,215	(9,564)	—	(3,754)
Increase (decrease) in income taxes payable	5,663	(148)	1,230	—	6,745
Net cash (used in) provided by operating activities	(6,298)	21,426	(5,859)	7,017	16,286
Cash Flows From Investing Activities:					
Purchase of property and equipment	(506)	(3,671)	(1,725)	—	(5,902)
Purchase of patents and trademarks	—	(69)	—	—	(69)
Purchase of short-term investment securities	(4,000)	—	—	—	(4,000)
Proceeds from sales of short-term investment securities	4,000	—	—	—	4,000
Additional consideration for purchased businesses	—	(9,375)	—	—	(9,375)
Investment in subsidiaries	(3,347)	1,643	8,721	(7,017)	—
Purchase of businesses, net of cash acquired	—	(8,818)	—	—	(8,818)
Net cash (used in) provided by investing activities:	(3,853)	(20,290)	6,996	(7,017)	(24,164)
Cash Flows From Financing Activities:					
Proceeds from exercise of stock options	4,227	—	—	—	4,227
Proceeds from of sale of put options	525	—	—	—	525
Cash paid for financing costs	(326)	—	—	—	(326)
Repurchases of treasury stock	(26,054)	—	—	—	(26,054)
Repayments of long-term debt	—	(620)	(110)	—	(730)
Borrowings under lines of credit	32,372	—	—	—	32,372
Repayments under lines of credit	(32,372)	(75)	—	—	(32,447)
Net cash used in financing activities	(21,628)	(695)	(110)	—	(22,433)
Effect of exchange rate on cash and cash equivalents	304	342	(772)	—	(126)
Net cash used in discontinued operations	—	(2,763)	(1,376)	—	(4,139)
Net Increase in Cash and Cash Equivalents	(31,475)	(1,980)	(1,121)	—	(34,576)
Cash and Cash Equivalents, Beginning of Period	38,627	5,536	3,326	—	47,489
Cash and Cash Equivalents, End of Period	$ 7,152	$ 3,556	$ 2,205	$ —	$ 12,913



ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

22. Warranty Revision and Product Exchange Program

As a result of our recently announced warranty revision and product exchange program relating to our Zylon®-containing vests (see Note 12), we have recorded a pre-tax charge of $5.0 million, which is net of $4.0 million of cost reimbursements from our suppliers and includes all the legal costs associated with the class action lawsuits. This liability has been classified in accrued expenses and other current liabilities on the condensed consolidated balance sheet and will be funded through cash provided by operating activities. A summary of the warranty revision and product replacement accrual follows:

	Warranty Revision and Product Replacement Accrual
	(in thousands)
Beginning balance	$ 5,000
Incurred costs, net of reimbursements from suppliers	(3,625)
Balance at December 31, 2004	$ 1,375

23. Concentration of Revenues

Approximately 65.3% of our revenues were from our ten largest customers for the year ended December 31, 2004. Approximately 60.7% of our revenues came from U.S. military contracts. Our Aerospace & Defense Group's ten largest customers accounted for approximately 93.9% of Aerospace & Defense Group revenues for Fiscal 2004. The Products Division's ten largest customers accounted for approximately 26.6% of total revenues of the Products Division for fiscal 2004. The Mobile Security Division's ten largest customers accounted for approximately 43.6% of total revenues of the Mobile Security Division for fiscal 2004. Military and governmental contracts generally are awarded on a periodic or sporadic basis. If the Aerospace & Defense Group were to lose the Up-Armored HMMWV contract, which continues through June 2008, our financial performance would experience a material adverse effect.

24. Off Balance Sheet Arrangements

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10.0 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8.2 million. Annual rental expense related to this agreement is approximately $1.0 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.



[2004 FINANCIALS]

CORPORATE DIRECTORY



BOARD OF DIRECTORS

WARREN B. KANDERS
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.
DIRECTOR SINCE JANUARY 1996

BURTT R. EHRLICH
FINANCIAL CONSULTANT; GREENWICH, CONNECTICUT
DIRECTOR SINCE JANUARY 1996 [2,3]

DAVID R. HAAS
FINANCIAL CONSULTANT, PRIVATE INVESTOR
DIRECTOR SINCE APRIL 2004 [1*]

NICHOLAS SOKOLOW
SENIOR PARTNER, SOKOLOW, CARRERAS & ASSOCIÉS; PARIS, FRANCE
DIRECTOR SINCE JANUARY 1996 [2*,3*]

THOMAS W. STRAUSS
FINANCIAL CONSULTANT; NEW YORK, NEW YORK
DIRECTOR SINCE MAY 1996 [1]

DEBORAH A. ZOULLAS
CONSULTANT; ZOULLAS AND ASSOCIATES
DIRECTOR SINCE JUNE 2002 [1,3]

1 Audit Committee
2 Compensation Committee
3 Nominating/Corporate Governance Committee
* Denotes Committee Chair

EXECUTIVE MANAGEMENT

WARREN B. KANDERS CHAIRMAN AND CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.

ROBERT R. SCHILLER PRESIDENT AND CHIEF OPERATING OFFICER, ARMOR HOLDINGS, INC.

GLENN J. HEIAR, CPA, CMA CHIEF FINANCIAL OFFICER, ARMOR HOLDINGS, INC.

ROBERT F. MECREDY PRESIDENT, ARMOR HOLDINGS AEROSPACE & DEFENSE GROUP

SCOTT O'BRIEN PRESIDENT, ARMOR HOLDINGS PRODUCTS DIVISION

GARY W. ALLEN PRESIDENT, ARMOR HOLDINGS MOBILE SECURITY DIVISION

PHILIP A. BARATELLI, CPA CORPORATE CONTROLLER AND TREASURER, ARMOR HOLDINGS, INC.

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
Armor Holdings, Inc.
13386 International Parkway
Jacksonville, Florida 32218
904-741-5400 Telephone
904-741-5407 Facsimile
http://www.armorholdings.com

INVESTOR RELATIONS INFORMATION
Stockholders may obtain stock quotes at http://www.armorholdings.com.
Additional stockholder information including histories, charts, news releases and more are available at our Web site http://www.armorholdings.com/invrel/main.htm.

STOCK LISTING
Armor Holdings, Inc. Common Stock is listed on the New York Stock Exchange. Symbol, AH.


AH
Listed
NYSE

ANNUAL MEETING
The Armor Holdings Annual Meeting of Stockholders will be held on June 22, 2005 at 10:00 a.m. at One Landmark Square, 22nd Floor; Stamford, Connecticut. Detailed information about the meeting will be contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of April 28, 2005.

FORM 10-K
Stockholders may obtain, without charge, a copy of the Armor Holdings 2004 Annual Report on Form 10-K. Written requests should be addressed to the Secretary at the Company's Headquarters address.

STOCKHOLDER CORRESPONDENCE:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Domestic Callers: 800-937-5449
International Callers: 718-921-8200

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM


ARMOR HOLDINGS, INC.

13386 INTERNATIONAL PARKWAY ▪ JACKSONVILLE, FLORIDA 32218 ▪ TEL: 904-741-5400 ▪ FAX: 904-741-5407
www.armorholdings.com

